UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[_] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2020

HYLETE, Inc.

(Exact name of registrant as specified in its charter)

Delaware	45-5220524
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

564 Stevens Avenue,

Solana Beach, CA 92075

(Mailing Address of principal executive offices)

(858) 225-8998

Issuer’s telephone number, including area code

In this report, the term “HYLETE,” ”we,” “us” or “the company” refers to HYLETE, Inc.

This semiannual report on Form 1-SA (the “Report”) may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this Report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of and for the six month period ended June 30, 2020. The financial statements included in this filing as of and for the six month period ended June 30, 2020 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Overview

We are a digitally native, fitness lifestyle company engaged in the design, development, manufacturing and distribution of premium performance apparel, footwear, and gear for men and women. Our products incorporate unique fabrics and/or innovative features that we believe differentiates us from our competitors, and are designed to offer superior performance, fit and comfort while incorporating both function and style. We focus our products, content, and initiatives on customers and communities that maintain a fitness-based lifestyle.

We seek to reach our target customer audience through a multi-faceted marketing strategy that is designed to integrate our brand image with the lifestyles we represent. We pursue a marketing strategy which leverages our local teams and ambassadors, digital marketing and social media, and a variety of grassroots initiatives. We also plan to continue to explore how we can complement and amplify our community-based initiatives with brand-building activity. We are continuously looking to partner and build meaningful relationships with social media influencers to produce high-quality fitness-focused content. We believe this approach offers an opportunity for our customers to develop a strong identity with our brand and culture. We also have a loyalty program to further engage, reward and motivate our customers. We believe that our immersion in the fitness lifestyle culture allows us to build credibility with our target audience and gather valuable feedback on ever evolving customer preferences.

In order to identify new trends and consumer preferences, our product design team spends considerable time analyzing sales data and gathering feedback from our customers. We believe this provides us with valuable consumer data and analytics to help shape our merchandising strategy. For example, in May 2016, in response to requests received from members of the HYLETE community for new products and features for existing products, we launched HYLETE Project. Under the HYLETE Project, we introduce new products that we are developing with our community at www.hylete.com/project, and offer our customer to purchase such products at a discount to the proposed retail price. To date, we have launched over 45 new product styles on the HYLETE Project. This initiative has helped us to further engage our customer base and gain insight into the most preferred styles and colors, thereby enabling us to better manage our inventory. We believe that this direct interaction with our community allows us to collect feedback and incorporate unique performance and fashion needs into the design process.

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Our products are sold direct to consumers primarily through our website (www.hylete.com) and certain third-party e-commerce marketplace retailers We also have select strategic partners that order in bulk and/or with their corporate branding added to our products. We believe that a direct-to-consumer model provides a more convenient retail experience for our customers, allows us to access more customers than with a traditional brick-and-mortar model and is more cost effective than investment and management of brick and mortar storefronts.

Several factors have contributed to our increase in customer acquisition, including higher online advertising spend, new print marketing collateral, and the creation of a new points-based referral program. Our repeat purchase rates have increased due to improved email segmentation and overall email marketing execution, as well as an expanded product offering, including new fabrics, styles and categories. Our continued investment in marketing and product will be critical factors in the future revenue growth of our company.

GRACEDBYGRIT Acquisition

Effective June 1, 2018, we completed a purchase of all the assets of GRACEDBYGRIT, Inc., a Delaware corporation (“GRACEDBYGRIT”), pursuant to an Asset Purchase Agreement dated May 31, 2018 between HYLETE and GRACEDBYGRIT. We purchased 100% of the net assets of GRACEDBYGRIT, Inc. for 789,875 shares of Class B Common Stock in an amount valued at $987,344 as consideration for the transaction. The shares of Class B Common Stock were valued at the price to which our shares were being sold to third parties at the time of the transactions.

The asset acquisition of GRACEDBYGRIT included a $400,000 bridge note funding by Steelpoint Co-Investment Fund (“Steelpoint Bridge Note”) that was executed and funded contemporaneously with the Asset Purchase Agreement dated May 31, 2018. The Steelpoint Bridge Note debt was utilized to build inventories that helped grow our overall net sales in 2018. Steelpoint converted its bridge note to equity on January 6, 2020.

Basis of Presentation

Net sales

Net sales is comprised of direct to consumer sales through www.hylete.com, and other third party sites. Our net sales reflect sales revenues (net of discounts) and shipping revenues, offset by sales returns and allowances.

Cost of sales

Cost of sales includes the cost of purchased merchandise, including freight, duty, and nonrefundable taxes incurred in delivering our goods. It also includes the inventory provision expense. The primary drivers of the costs of individual products are the costs of raw materials and labor in the countries where we source our merchandise.

Operating expenses

Operating expenses consists of (i) selling and marketing expenses, (ii) general and administrative expenses and (iii) shipping and distribution expenses. We recognize shipping and handling billed to customers as a component of net sales and the cost of shipping and handling as a component of operating expenses. Operating expenses decreased during the six months ended June 30, 2020 compared to the six months ended June 30, 2019. During the first half of 2019, the company incurred additional sales and marketing expenses to support the long-term growth of the company. After December 31, 2019, we decreased our spending in these areas, as we were able to generate the desired results with a lower level of spend.

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Factors Affecting Our Performance

Overall Economic Trends

The overall economic environment and related changes in consumer behavior have a significant impact on our business. In general, positive conditions in the broader economy promote customer spending on our sites, while economic weakness, which generally results in a reduction of customer spending, may have a more pronounced negative effect on spending on our sites. Macroeconomic factors that can affect customer spending patterns, and thereby our results of operations, include employment rates, business conditions, changes in the housing market, the availability of credit, interest rates and fuel and energy costs. In addition, during periods of low unemployment, we generally experience higher labor costs.

Growth in Brand Awareness and Site Visits

We intend to continue investing in our brand marketing efforts, with a specific focus on increasing HYLETE brand awareness. We have made significant investments to strengthen the HYLETE brand through expansion of our social media presence, events and strategic relationships. If we fail to cost-effectively promote our brand or convert impressions into new customers, our net sales growth and profitability would be adversely affected.

Customer Acquisition

To continue to grow our business, we intend to acquire new customers and retain our existing customers at a reasonable cost. We invest significant resources in marketing and use a variety of brand and performance marketing channels to acquire new customers. It is important to maintain reasonable costs for these marketing efforts relative to the net sales and profit we expect to derive from customers. Failure to effectively attract customers on a cost-efficient basis would adversely impact our profitability and operating results.

To measure the effectiveness of our marketing spend, we analyze customer acquisition cost, or CAC, and customer lifetime value, or LTV. We define CAC as all of our brand and performance marketing expenses attributable to acquiring new customers divided by the number of customers who placed their first order in the relevant period. We manage CAC methodically, continually using data and internal return on advertising spend targets to optimize our acquisition strategy. We define LTV as the cumulative contribution profit attributable to a particular customer cohort, which we define as all of our customers who made their initial purchase between January 1 and December 31 of the cohort year. We define contribution profit as revenues plus shipping charges paid to us by the customer minus the cost of goods sold and the shipping charges that we paid to carriers. We measure how profitably we acquire new customers by comparing the LTV of a particular customer cohort with the CAC attributable to such cohort.

To show our successful customer acquisition strategy, and our ability to retain customers, we have included the following disclosures that compare the LTV of the 2015 cohort to our CAC. While performance may vary across cohorts, we chose the 2015 cohort because it provides the broadest amount of historical data while reflecting the most accurate CAC based on historically sustainable and scalable acquisition strategies. In 2015 our CAC was approximately $30. This cohort generated a contribution profit of approximately $54 per customer on the first order. The LTV of the 2015 cohort has increased over time, driven by an increased focus on retention marketing, growth in existing product categories, and expansion into new product categories. As a result, the LTV of profit contribution of this 2015 customer cohort was approximately $121 after three years, 4.1 times the $30 cost of acquiring new customers in 2015, proving not only our effectiveness in building profitable customer acquisition strategies but also our ability to retain customers and encourage repeat purchases.

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Customer Retention

Our success is impacted not only by efficient and profitable customer acquisition, but also by our ability to retain customers and encourage repeat purchases.

We monitor retention across our entire customer base. We define repeat customers as customers who have purchased from us at least once before, in the current year or a previous year. Repeat customers place more orders annually than new customers, resulting in repeat customers representing approximately 68% of net sales dollars in the first six months of 2020 and 61% in the first six months of 2019. We believe this metric is reflective of our ability to engage and retain our customers through our differentiated marketing and compelling merchandise offering and shopping experience. The share of our net sales from repeat customers reflects our customer loyalty and the net sales retention behavior we see in our cohorts.

Merchandise Mix

We offer merchandise across a variety of product types and price points. Our product mix consists primarily of apparel and footwear and accessories. We sell merchandise across a broad range of price points and may further broaden our price point offerings in the future.

While changes in our merchandise mix have not caused significant fluctuations in our gross margin to date, product types and price points do have a range of margin profiles. Shifts in merchandise mix driven by customer demand may result in fluctuations in our gross margin from period to period.

Inventory Management

We leverage our platform to buy and manage our inventory and merchandise assortment. We make shallow initial inventory buys, and then use our proprietary technology tools to identify and re-order best sellers, taking into account customer feedback across a variety of key metrics, which allows us to minimize inventory and fashion risk. To ensure sufficient availability of merchandise, we generally purchase inventory in advance and frequently before apparel trends are confirmed. As a result, we are vulnerable to demand and pricing shifts and to suboptimal selection and timing of merchandise purchases. We incur inventory write-offs, which impact our gross margins. Moreover, our inventory investments will fluctuate with the needs of our business. For example, entering new categories will require additional investments in inventory.

Investment in our Operations and Infrastructure

We will continue to make investments aimed at growing our customer base and enhancing our product offerings. We intend to leverage our platform and understanding of trends to inform investments in marketing, infrastructure, and inventory. We anticipate these investments will be offset by savings in other areas, allowing cash outlays to be flat to down. While we cannot be certain that these efforts will grow our customer base, we believe these strategies will yield positive returns in both the short and the long terms.

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Results of operations

Six months ended June 30, 2020 compared to six months ended June 30, 2019

The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of net revenue:

	Six months ended June 30,
	2020	2019
Net revenue	$5,329,580	$5,760,008
Cost of goods sold	2,848,998	2,691,068
Gross profit	2,480,582	3,068,940
Selling and marketing expense	1,372,464	1,791,189
General and administrative expense	3,005,701	2,721,813
Shipping and distribution expense	1,171,425	1,149,002
Interest expense	577,665	1,486,750
Change in fair value of Series A-2 warrant liability	–	368,049
Net loss	3,072,254	4,447,863

	Six months ended June 30,
	2020	2019
Net revenue	100%	100%
Cost of goods sold	53.5	46.7
Gross profit	46.5	53.3
Selling and marketing expense	25.8	31.1
General and administrative expense	56.4	47.3
Shipping and distribution expense	22.0	19.9
Interest expense	10.8	25.8
Change in fair value of Series A-2 warrant liability	0.0	6.4
Net loss	57.6	77.2

Net sales for the first six months of 2020 were $5,329,580, a slight decrease of 7.5% from net sales of $5,760,008 in the first six months of 2019. Sales on HYLETE.com attributable to existing customers were approximately 68% of total sales for the six months ended June 30, 2020 compared to approximately 61% for the same period in 2019.

Cost of sales for the six months ended June 30, 2020 was $2,848,998, compared to $2,691,068 for the same period in 2019. Cost of sales as a percentage of net sales for the six months ended June 30, 2020 yielded a gross margin of 46.5% versus a gross margin of 53.3% in the same time period in 2019. In May of 2020, we began to significantly reduce our landed costs by taking advantage of the savings available under the Section 321 programs offered by US Customs and Border Protection. The company plans to utilize these programs to significantly reduce the total amount we pay for duties and taxes and thus significantly reduce landed costs. Our current estimates show that gross our margins will grow to approximately 60% of net sales once the bulk of our inventory is shipping to customers under the Section 321 rules.

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Selling and marketing expenses were $1,372,464 for the first six months of 2020, down from $1,791,189 for the same period in 2019, which represented 25.8% and 31.1% of net sales, respectively. We continue to track our marketing spend closely and utilize benchmark e-commerce metrics such as cost per acquisition, lifetime value per customer and others to drive allocation of our marketing resources. We anticipate that these expenses as a percentage of revenue will decrease gradually for the foreseeable future as we achieve more efficient costs per acquisition and build better brand awareness for our company.

General and administrative expenses were $3,005,701 for the six months ended June 30, 2020 compared to $2,721,813 for the same period in 2019. The increase in general and administrative expense was the result of the severance expenses that were incurred when our former CEO separated from the company. If we are successful in our efforts to end the Hybrid legal action and to operate with a leaner staff, then we expect to see General and administrative expenses decline in both dollars and as a percentage of revenue.

Shipping and distribution costs for the six months ended June 30, 2020 were $1,171,425, which represented 22% of net sales versus shipping and distribution costs of $1,149,002 for the six months ended June 30, 2019 that represented 19.9% of net sales. This increase as a percentage of revenue resulted from the costs associated with relocating our distribution center. We expect distribution costs as a percentage of revenue to decline in the second half of 2020 and into 2021.

Interest expense decreased significantly for the six months ended June 30, 2020 to $577,665 versus $1,486,750 during the same period in 2019 as we decreased our indebtedness. See “Liquidity and Capital Resources” below for additional details regarding the reduction in the amount of debt outstanding.

As a result of the foregoing we incurred a net loss for the six months ended June 30, 2020 of $3,072,254 versus a net loss in the same period of 2019 of $4,447,863. The company currently expects to have a breakeven quarter in Q4 2020 and is projecting that it will be profitable in 2021. There is no guarantee this will occur, however, and it is possible that we will continue to incur losses in the future if we experience unforeseen expenses, difficulties, complications, and delays, and other unknown events.

Liquidity and Capital Resources

Since inception, we have funded operations through the issuance of equity securities and convertible notes. As of June 30, 2020, our cash on hand was $ $753,219. We believe that the combination of: 1) our current cash and cash equivalent balances; 2) the proceeds from the company’s current offering pursuant to Regulation A that commenced on March 30, 2020 (the “Offering”) (discussed below); 3) an upcoming private placement; and 4) the cash generated from operations, and borrowings, will be adequate to meet our liquidity needs and capital expenditure requirements for at least the next 12 months. Our cash from operations may be negatively impacted by a decrease in demand for our products, a lack of success of the equity offerings mentioned above, the COVID-19 pandemic, as well as other factors outside of our control.

Indebtedness

On August 19, 2015, we received $200,000 under a Senior Bridge Note agreement (the “Chung Bridge Note”), with an initial maturity date of December 31, 2016. The Chung Bridge Note holder is the Chung Family Trust, whose trustee, Kevin Park, is a former member of our board of directors. From August 19, 2015 through December 31, 2015, the Chung Bridge Note accrued interest at 1% per month, paid on a monthly basis. No principal payments had been made on the Chung Bridge Note through December 31, 2016. In November 2016, the Chung Bridge Note maturity date was extended to December 31, 2017 and the accrued interest rate increased to 1.5% per month. In connection with the extension and subordination to a senior lender, we paid an additional fee of $10,000 for which were recorded as a discount to the Chung Bridge Note. The discount was amortized using the straight-line method over the term of the Chung Bridge Note. As of December 31, 2016, a discount of $8,571 remained and was fully amortized during the year ending December 31, 2017. In October 2017, the Chung Bridge Note maturity date was extended to December 31, 2018. In December 2018, the Chung Bridge Note maturity date was extended to December 31, 2019. All other terms remained unchanged. In January of 2020, The Chung Bridge Note was converted to Series AA Preferred Stock. Thus, the company reflected the Chung Bridge Note as a long-term liability on the December 31, 2019 balance sheet.

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On June 29, 2016, we entered into a senior credit agreement with Black Oak Capital Partners (the “Credit Agreement”) with principal due three years from the date of issuance and interest that accrues at a rate equal to 12.5% per annum, compounded monthly. Funds are borrowed under the Credit Facility pursuant to senior promissory notes issued by the Company to Black Oak. In July 2017, we amended the Credit Agreement to borrow up to an additional amount of $1,000,000, raising the maximum available to be borrowed to $4,150,000. In early 2018, we again amended the Credit Agreement to increase the amount borrowable under the Credit Agreement to a total of $4,650,000. In February 2019, we again amended the Credit Agreement to increase the amount borrowable under the Credit Facility to $6,375,000, and also borrowed additional funds under the facility, increasing the total amount borrowed by the company to under the Credit Agreement to $5,375,000. On August 1, 2019 we converted $375,000 of this debt to an IPO bridge note. This IPO bridge note converted to equity on January 6, 2020. On December 31, 2019, the company amended the Credit Agreement to extend the maturity date to January 31, 2020. In the first quarter of 2020, the company issued $500,000 of additional promissory notes to Black Oak under the Credit Agreement with a separate maturity date of December 31, 2020. The amendment that created this additional borrowing also included terms that: 1) extended the maturity date of the other $5,000,000 borrowed under the Credit Facility to April 1, 2021 and 2) added $300,000 in extension fees with $250,000 due on April 1, 2021 and $50,000 due on December 31, 2020 (or upon earlier repayment of this borrowed amount). These $300,000 in fees were recorded as a loan premium to the debt. We paid the interest on the promissory note and the amount borrowed under the Credit Agreement on a monthly basis and, thus, do not have any interest accrued as of December 31, 2019 or June 30, 2020 related to the Credit Agreement. The Credit Agreement contains certain affirmative covenants related to the timely delivery of financial information to the lender, as well as certain customary negative covenants. The Credit Agreement also includes a financial covenant related to our liquidity and required a minimum cash balance of $250,000 to be maintained. In conjunction with Credit Agreement, we have issued an aggregate of 2,082,747 Series A-2 Preferred Stock warrants to entities affiliated with Black Oak Capital Partners. The warrants have an exercise price of $0.0142 per share and expire ten years after issuance.

As of June 30, 2020, we were in compliance with all financial and non-financial covenants of the Credit Agreement. The Credit Agreement is secured by substantially all of our assets and shareholder shares in which have been pledged as additional collateral.

Fees and Series A-2 Preferred Stock warrants issued in connection with the Credit Agreement resulted in a discount and loan premium to the Credit Agreement. During the six months ending June 30, 2020 and 2019, we recorded debt discounts of approximately $25,000 and $63,000 and loan premiums of $123,000 and $0, respectively, related to costs for obtaining the Credit Agreement, and approximately $0 and $562,000, respectively, related to the fair value of the Series A-2 Preferred Stock warrants. During the six months ended June 30, 2020 and 2019, discounts and loan premiums of approximately $133,000 and $531,000, respectively, had been amortized to interest expense in conjunction with this agreement. We are recording the debt amortization using the straight-line method due to the relatively short term of the Credit Agreement. The remaining debt issuance amortization will be expensed as interest expense over the remaining life of the related debt.

The FMV of Series A-2 Preferred Stock warrants as of June 30, 2020 was $2,060,841. We use the Black-Scholes Pricing Model to determine the fair price of the warrants.

Preferred dividends accrue at 12% per annum. Accrued dividends are amortized directly to additional paid-in capital. For the six months ended June 30, 2020, we recorded amortization of $282,995. No dividends have been declared or paid to date

During the six months ended June 30, 2020, we amortized discounts on preferred stock to additional paid-in capital of $4,562. Discounts are amortized using the straight-line method. The discounts were the results of fees paid in connection with the issuance of the preferred stock.

On April 6, 2018, we received $100,000 under a promissory note agreement (the “April 2018 Promissory Note”), with a maturity date of April 5, 2020. The lender was Ronald L. Wilson, II, our former President and Chief Executive Officer. Interest accrued and was payable monthly on the loan amount at a monthly rate of 1.5%. We paid fees of $5,000, which were recorded as a discount to the April 2018 Promissory Note. The discount was amortized using the straight-line method over the term of the April 2018 Promissory Note. During the six months ended June 30, 2020 and 2019, the company amortized $0 and $1,250, respectively to interest expense. As of December 31, 2019, the debt discount was fully amortized to interest expense. On January 6, 2020, the note holder elected to convert all amounts due into Series AA Preferred Stock. Thus, the company reflected the April 2018 Promissory Note as a long-term liability on the December 31, 2019 balance sheet.

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On May 31, 2018, the company received $400,000 under a promissory note (the “May 2018 Promissory Note”) agreement, with a maturity date of May 31, 2020. The proceeds were used for operations. The holder is Steelpoint Co-Investment Fund, which is an affiliate of James Caccavo, a member of the company’s board of directors and, beginning April 23, 2020, the Interim Chief Executive Officer of the company. Interest accrued on the loan amount at a monthly rate of 1.5%, paid on a monthly basis. The company paid fees of $20,000, which was recorded as a discount to the May 2018 Promissory Note. The discount is amortized using the straight-line method over the term of the note, due to the short-term nature of the note. During the six months ended June 30, 2020 and 2019, the company amortized $0 and $7,084, respectively to interest expense. As of December 31, 2019, the debt discount was fully amortized to interest expense. In January of 2020, The May 2018 Promissory Note was converted to Series AA Preferred Stock.

On August 20, 2019, the company received $300,000 under a promissory note (the “August 2019 Promissory Note”) from the same related party, Steelpoint Co-Investment (James Caccavo). The maturity date of the August 2019 Promissory Note was the earlier of our initial public offering (“IPO”) or December 31, 2019. Interest accrued on the loan amount at an annual rate of 20% per annum calculated on a 365-day basis. On January 6, 2020, the note holder elected to convert all amounts due into Series AA Preferred Stock. Thus, the company has reflected the May 2018 and August 2019 Promissory Notes and accrued interest as a long-term liability on the December 31, 2019 balance sheet.

On June 26, 2018, we received $50,000 under a promissory note agreement (the “June 2018 Promissory Note”), with a maturity date of June 25, 2020. Interest accrued and was payable monthly on the loan amount at a monthly rate of 1.5%. We paid fees of $2,500, which was recorded as a discount to the June 2018 Promissory Note. The discount was amortized using the straight-line method over the term of the June 2018 Promissory Note. During the six months ended June 30, 2020 and 2019, the company amortized $0 and $625, respectively to interest expense. As of December 31, 2019, the debt discount was fully amortized to interest expense. On January 6, 2020, the note holder elected to convert all amounts due into Series AA Preferred Stock. Thus, the company has reflected the June 2018 Promissory Note as a long-term liability on the December 31, 2019 Balance Sheet.

On June 27, 2018, we received $200,000 under a promissory note agreement (the “Second June 2018 Promissory Note”), with a maturity date of June 26, 2020. The proceeds were used for operations. Interest accrues on the loan amount at a monthly rate of 1.5%, paid on a monthly basis. The company paid fees of $10,000, which was recorded as a discount to the Second June 2018 Promissory Note. The discount was amortized using the straight-line method over the term of the Second June 2018 Promissory Note, due to the short-term nature of the note. During the six months ended June 30, 2020 and 2019, the company amortized $0 and $2,500, respectively to interest expense. As of December 31, 2019, the debt discount was fully amortized to interest expense. In June 2020, the Second June 2018 Promissory Note’s maturity date was extended to June 26, 2021.

On May 18, 2018, the company commenced an offering under Regulation A under the Securities Act of 1933, as amended (the “Securities Act”), of 5,000 Class A Bonds. The price per bond was $1,000 with a minimum investment of $5,000. The target offering was up to $5,000,000. The Class A Bond offering was closed on December 31, 2018 and the company received proceeds of $821,000. In the first quarter of 2019, the company received the remaining proceeds of $125,000. As of June 30, 2020 and December 31, 2019, the total Class A Bonds issued was $946,000 and $946,000, respectively, which amounts were used for operations. The Class A Bonds bear interest at 1% per month, or 12% per year, paid on a monthly basis. In connection with the Class A Bond offering, the company paid fees of $67,845, which were recorded as a discount to the bonds. The discount is amortized using the straight-line method over the term of the bonds (36 months), due to the short-term nature of the bonds. During the six months ended June 30, 2020 and 2019, the company amortized $2,969 and $11,307, respectively to interest expense. As of June 30, 2020 and December 31, 2019, a discount of $6,219 and $9,188, respectively remained, which will be expensed through 2021.

During the years ended December 31, 2019 and 2018, the company issued $1,520,000 and $1,315,000, respectively of promissory notes (the “IPO Bridge Notes”), for a total aggregate of $2,835,000. No such notes were issued during the six months ended June 30, 2020. Of those notes, $600,000 were issued to related parties, which included $500,000 issued to Steelpoint Co-Investment Fund (James Caccavo) and $100,000 issued to Darren Yager, a member of the company’s board of directors. The proceeds were used for operations and costs related to the company’s proposed IPO registration statement. The IPO Bridge Notes had a maturity date of the earlier of: (i) the closing of the company’s IPO or any other type of direct prospectus or registered offering transaction that results in the company or its successor becoming public and any class of its securities are quoted or traded in any exchange or quotation system in the United States of America; or (ii) December 31, 2019. Interest accrued on these notes at annual rate of 10.0% per annum. The company paid fees of $46,700, which were recorded as a discount to the IPO Bridge Notes. As of December 31, 2019, the discount was fully amortized to interest expense.

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In connection with the IPO Bridge Notes, the company also had the obligation to issue Class B Common Stock warrants equal to 1% of fully diluted equity ownership for $1,000,000 of the loan amount, calculated as of the maturity date of the IPO Bridge Notes. On January 6, 2020, the note holders elected to convert all amounts due into Series AA Preferred Stock. Thus, these notes are no longer outstanding as of June 30, 2020, and the company has reflected the IPO Bridge Notes and accrued interest as a long-term liability as of December 31, 2019.

At December 31, 2019, the warrant amount associated with the IPO Bridge Notes was no longer variable and as such, $870,235 was reclassified from Common Stock Warranty Liability to Additional Paid-in Capital. In addition, as of June 30, 2020, the warrants associated with the converted IPO Bridge Notes have been cancelled.

The Series A-2 Preferred Stock is contingently redeemable and, accordingly, the related warrants that were issued to entities affiliated with Black Oak Capital Partners have been presented as a liability in accordance with ASC 480.

In October 2019, the company entered into a PayPal Working Capital business loan offered by WebBank for $200,000. The company paid a one-time fixed loan fee of $5,923, which was recorded as interest expense. There are no other fees or interest associated with this loan. Repayments of 10% of the company’s sales proceed transacted via PayPal will be deducted daily from the company’s PayPal merchant account. A minimum payment of $20,592 is required every 90 days. As June 30, 2020 and December 31, 2019, a loan balance remained of $15,349 and $114,390, respectively.

Loans Under the CARES Act

The company applied for assistance via three programs being offered by the Small Business Administration in response to the COVID-19 crisis: The Paycheck Protection Program (“PPP”) Loan; the Economic Injury Disaster Loan (“EIDL”) and Economic Injury Disaster Loan Emergency Advance. On April 14, 2020, the company received $10,000 for the Economic Injury Disaster Loan Emergency Advance. This advance will not need to be repaid. In the second quarter of 2020, the company was approved and received funds for the PPP and the EIDL loan. The PPP loan funded $492,555 through Radius Bank with a 1% fixed interest rate and a maturity date of two years from the date of the first disbursement of this loan. No payments are due on this loan for six months from the date of disbursement. Interest will continue to accrue during the deferment period. The company may apply for loan forgiveness 8 weeks after the first disbursement. The amount of forgiveness will be calculated in accordance with the requirements of the PPP, including the provisions of the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). Not more than 25% of the amount forgiven can be attributable to non-payroll costs. The company plans on applying for forgiveness of the majority of the PPP loan in the third quarter of 2020. The EIDL loan funded $150,000 with a 3.75% per annum interest rate. Monthly installment payments, including principal and interest, of $731 will be due beginning twelve months from the date of note, which is June 4, 2020. The balance of principal and interest will be due thirty years from the date of the note. As of June 30, 2020, the company accrued interest for the PPP and EIDL loan of $756 and $323, respectively, which is recorded as accrued interest payable on long term debt.

Our ability to make scheduled payments on our indebtedness or to refinance our obligations under our debt agreements, will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business risk factors we face, many of which may be beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If cash on hand and cash generated from operations are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through equity or debt financing, to fund our growth. Our ability to access the credit and capital markets in the future as a source of liquidity, and the borrowing costs associated with such financing, are dependent upon market conditions. In addition, any equity securities we issue, including any preferred stock, may be on terms that are dilutive or potentially dilutive to our stockholders, and the prices at which new investors would be willing to purchase our securities may be lower than the offering price per share of our Class A Common Stock being sold in the Offering. The holders of any equity securities we issue, including any preferred stock, may also have rights, preferences or privileges which are senior to those of existing holders of Class A Common Stock. If after these efforts our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures or planned growth objectives. In the future, our cash flows and capital resources may not be sufficient for payments of interest on and principal of our debt, and such alternative measures may not be successful and may not permit us to meet scheduled debt service obligations. In the absence of such operating results and resources, we may be required to dispose of material assets to meet our debt service obligations. We may not be able to consummate those sales, or, if we do, we will not control the timing of the sales or whether the proceeds that we realize will be adequate to meet debt service obligations when due.

9

Withdrawn Public Offering; Capital Stock Reorganization

On August 6, 2019, the company filed a registration statement on Form S-1 with the Commission as part of its plan to conduct an IPO to raise funds for its operations. In order to effect the offering, the company intended to effect a reorganization of its capital stock. On November 7, 2019, due to then-current unfavorable market conditions and the lack of institutional support for IPOs at that time, the company requested that the Commission consent to the withdrawal of the registration statement effective as of that date. As a result, the reorganization that was planned as part of the anticipated public offering that would have created Class C Common Stock and significantly altered the nature of the existing Class A Common Stock did not take place. Instead, the company reorganized its common stock as described below.

On January 6, 2020, the company filed an amended and restated certificate of incorporation with the State of Delaware. The key changes were: (1) to authorize additional shares of capital stock, some of which would be utilized as part of the Offering; (2) to authorize, sell and issue a new series of Preferred Stock, some of which would be used to support the conversion of debt into Preferred Stock; (3) to consolidate the outstanding Class A Common Stock and Class B Common Stock into a single class of Common Stock (Class A) with the same voting rights as the existing Class A Common Stock; and (4) to further amend and restate the rights and preferences of stockholders in connection with a possible future public offering of the company’s stock.

Equity Offerings

Regulation A Offerings – 2017 and 2018

On October 20, 2017, the company commenced an offering pursuant to Regulation A under the Securities Act pursuant to which the company offered 5,000,000 shares of its Class B Common Stock at $1.25 per share. This offering terminated on June 15, 2018. On August 30, 2018, the company commenced another offering pursuant to Regulation A under the Securities Act pursuant to which the company offered 2,000,000 shares of Class B Common Stock at $1.75 per share. This offering terminated November 30, 2018. As of June 30, 2020, the company has received combined net proceeds of $2,000,895 from these offerings.

Exercise of Options and Warrants

In the third quarter of 2019, the company offered stockholders an opportunity to exercise their options and warrants at a 10% discount to the exercise price. In September 2019, the company sold Class A common stock to stockholders who elected to exercise their options and warrants for net proceeds of $281,749.

Regulation Crowdfunding Offering

On November 14, 2019, the company commenced an offering pursuant to Regulation Crowdfunding under the Securities Act on a funding portal operated by StartEngine Capital, LLC (“StartEngine”). This offering closed on February 19, 2020. The company sold 1,213,252 shares of Class A common stock for net proceeds of $970,248. A deposit hold of $60,105 was held pursuant to the company’s platform agreement with StartEngine. As of June 30, 2020, $37,127 of the deposit was released and $4,411 was deducted as escrow fees per the agreement. Subsequent to June 30, 2020 the company received the remaining deposit hold of $18,567.

Regulation A Offering - 2020

On March 31, 2020, the company commenced an offering pursuant to Regulation A under the Securities Act (the “Offering”), pursuant to which it is offering to sell up to 12,000,000 shares of its Class A Common Stock, at a price of $1.00 per share. The company intends to utilize the net proceeds from the Offering for inventory, purchase order deposits for inventory, tooling and other upfront costs associated with inventory production and general working capital; although there can be no assurances to what extent the Offering will be subscribed. As of June 30, 2020, the company has sold 305,444 shares of Class A common stock for gross proceeds of $305,444 from the Offering.

10

Historical Cash Flows for the Six Months Ended June 30, 2020

Net Cash Used in Operating Activities

Cash from operating activities consists primarily of net loss adjusted for certain non-cash items, including depreciation and amortization, stock-based compensation, and the effect of changes in working capital and other activities.

In the six months ended June 30, 2020, net cash used in operating activities was $1.7 million and consisted of net loss of $3.1 million and non-cash items of $250,000. Net cash used by operating activities related to changes in operating assets and liabilities was due primarily to an increase in our inventory of approximately $891,000.

Net Cash Used in Investing Activities

Our primary investing activities have consisted of purchases of property and equipment to support our internal business growth and social media presence. Purchases of property and equipment may vary from period-to-period due to timing of the expansion of our operations.

Net cash used in investing activities was $109,504 in the six months ended June 30, 2020 compared to $492,840 for the same period in 2019. Spending during the six months ended June 30, 2019 was higher due to capital expenditures relating to the development of the next version of our new circuit training app and hardware purchases for employees and general operations.

Net Cash Provided by Financing Activities

Financing activities consist primarily of borrowing and repayment of debt, proceeds from the issuance of bonds, common stock and preferred stock.

Net cash provided by financing activities was approximately $1,334,846 in the six months ended June 30, 2020, primarily attributable to additional borrowings and the sale of common and preferred stock

Off Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2020, except for the lease of our corporate offices at 564 Stevens Ave, Solana Beach, CA 92075. The monthly lease rate is approximately $11,000 and the term is through March 31, 2021.

Seasonality

Generally, our business is affected by the pattern of seasonality common to most retail apparel businesses. Historically, we have recognized a significant portion of our revenues during the holiday season in the fourth fiscal quarter of each year.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenue if the selling prices of our products do not increase with these increased costs.

11

Recently Issued Accounting Pronouncements

As an “emerging growth company,” the company has elected to claim longer phase-in periods for the adoption of new or revised financial accounting standards. In 2014, the FASB issued Accounting Standards Update (“ASU”) 2014–09, Revenue from Contracts with Customers. Under ASU 2014–09, revenue is recognized when (or as) each performance obligation is satisfied by the entity, which is defined as when control of the underlying goods or services is transferred to the customer. Based on the election above, the pronouncement is effective for the company for annual periods beginning after December 15, 2018, and as such, it was not applicable until January 1, 2019. The company adopted ASC 606 on January 1, 2019 on a modified retrospective basis. There were no changes to the statement of operations as a result of the adoption, and the timing and amount of its revenue recognition remained substantially unchanged under this new guidance. Under the provisions of ASC 606, the company is now required to present its provision for sales returns on a gross basis, rather than a net basis. The company's liability for sales return refunds is recognized within other current liabilities, and the company now presents an asset for the value of inventory which is expected to be returned within other current assets on the balance sheets.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. Based on the election above, the standard is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The company does not expect this pronouncement to have an impact on its financial statements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions. Predicting future events is inherently an imprecise activity and, as such, requires the use of judgment. Actual results may vary from our estimates in amounts that may be material to the financial statements. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our financial statements.

We believe that the following critical accounting policies affect our more significant estimates and judgments used in the preparation of our financial statements:

Revenue Recognition. Revenue is comprised of direct to consumer net revenue through the company’s website, marketplace sales and sales to wholesale accounts. Net revenue is recognized net of sales taxes, discounts, and an estimated allowance for sales returns. Sales are recognized upon shipment of product and when the title has been passed to customers, net of an estimated allowance for sales returns. Revenue is recognized when these sales occur.

Our estimated allowance for sales returns is a subjective critical estimate that has a direct impact on reported net revenue. This allowance is calculated based on a history of actual returns, estimated future returns and any significant future known or anticipated events. Consideration of these factors results in an estimated allowance for sales returns. The liability for sales returns is recognized within current liabilities, and as asset for the value of inventory which is expected to be returned is recognized within other current assets on the balance sheets. Our standard terms limit returns to approximately 60 days after the sale of the merchandise.

Inventory. Inventory is valued at the lower of cost and net realizable value. We periodically review our inventories and make provisions as necessary to appropriately value goods that are obsolete, have quality issues, or are damaged. The amount of the provision is equal to the difference between the cost of the inventory and its net realizable value based upon assumptions about future demand, selling prices, and market conditions. If changes in market conditions result in reductions in the estimated net realizable value of our inventory below our previous estimate, we would increase our reserve in the period in which we made such a determination. In addition, we provide for inventory shrinkage as a percentage of sales, based on historical trends from actual physical inventories. Inventory shrinkage estimates are made to reduce the inventory value for lost or stolen items. We perform physical inventory counts and cycle counts throughout the year and adjust the shrink provision accordingly.

12

Long-Lived Assets. Long-lived assets, including intangible assets with finite useful lives are evaluated for impairment when the occurrence of events or changes in circumstances indicates that the carrying value of the assets may not be recoverable as measured by comparing their net book value to the undiscounted estimated future cash flows generated by their use and eventual disposition. Impaired assets are recorded at fair value, determined principally by the present value of the estimated future cash flows expected from their use and eventual disposition.

Goodwill and Intangible Assets. Intangible assets are recorded at cost. Goodwill represents the excess of the purchase price over the fair market value of identifiable net assets acquired and is not amortized. Goodwill is tested for impairment annually or more frequently when an event or circumstance indicates that goodwill might be impaired. Goodwill impairment testing requires us to estimate the fair value of our reporting units. We generally base our measurement of the fair value on the present value of future cash flows. Our significant estimates in the discounted cash flows model include the discount rate and long-term rates of growth. We use our best estimates and judgment based on available evidence in conducting the impairment testing.

Stock-Based Compensation. We account for stock-based compensation using the fair value method. The fair value of awards granted is estimated at the date of grant and is recognized as employee compensation expense on a straight-line basis over the requisite service period. For awards with service and/or performance conditions, the amount of compensation expense recognized is based on the number of awards that are expected to vest.

Contingencies. In the ordinary course of business, we are involved in legal proceedings regarding trademark matters, as well as contractual and employment relationships and a variety of other matters. We record contingent liabilities resulting from claims against us, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. Assessing probability of loss and estimating probable losses requires analysis of multiple factors, including in some cases judgments about the potential actions of third-party claimants and courts.

Trend Information

COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic, which continues to spread throughout the United States. While the disruption is currently expected to be temporary, there is uncertainty around the duration.

COVID-19 has been a highly disruptive economic and societal event that has affected our business and has had a significant impact on consumer shopping behavior. In March of 2020, the company assigned most of the workforce in our San Diego headquarters to work from home. As of the date of this report the work from home order is still under way and we do not expect to return to the office for the remainder of this calendar year.

As the company’s third-party logistics partners are qualified as essential businesses as defined by the relevant regulations, we continued to ship from our fulfillment centers with little disruption. The reduced manpower in warehouses, together with increased DTC orders, has led to minor delivery delays. We have not experienced any significant disruptions in our supply chain or any significant carrier interruptions or delays. If, as a result of COVID-19, we face disruptions in our supply chain, or are unable to continue to ship from our third-party fulfillment center or timely deliver orders to our customers, we may not be able to retain our customers or attract new customers.

13

While sales were reduced in April and May 2020, they have since returned to pre-COVID-19 levels and have not had a material effect on the company’s revenue. We cannot predict the duration or severity of the economic impact of COVID-19 or its ultimate impact on our wholesale operations.

The ultimate financial impact on the company’s future operating results and consolidated financial statements cannot be reasonably estimated at this time.  However, as of the date of this report, the company has experienced stable demand for its products so it does not expect this matter will have a material negative impact on its business, results of operations, and financial position.

Item 2. Other Information

None.

14

Item 3. Financial Statements

HYLETE, INC.

BALANCE SHEETS

AT JUNE 30, 2020 AND DECEMBER 31, 2019

(unaudited)

	June 30, 2020	December 31, 2019
ASSETS
Current Assets:
Cash and cash equivalents	$753,219	$1,194,314
Accounts receivable	143,872	188,107
Inventory	2,882,816	3,773,857
Vendor deposits	89,153	23,097
Other current assets	167,301	228,318
Total current assets	4,036,361	5,407,693

Non-Current Assets:
Property and equipment, net	81,242	136,254
Intangible assets, net	189,765	231,980
Goodwill	426,059	426,059
Other non-current assets	329,628	232,731
Total non-current assets	1,026,694	1,027,024
TOTAL ASSETS	$5,063,055	$6,434,717

LIABILITIES & STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	$3,334,122	$3,130,688
Accrued expenses	1,313,521	1,266,723
Loan payable, net of issuance costs	5,841,760	114,390
Convertible loan payable	200,000	200,000
Bond	30,000	–
Convertible bond	71,000	–
Total current liabilities	10,790,403	4,711,801

Non-Current Liabilities:
Accrued interest payable on LTD	1,079	233,376
Bridge note, net of issuance costs	–	617,500
Convertible bridge note	–	1,617,500
Bridge note- related party, net of issuance costs	–	800,000
Loan payable, net of current portion and issuance costs	424,553	5,050,000
Loan payable- related party, net of issuance costs	–	800,000
Bond, net of current portion and issuance costs	225,781	252,812
Convertible bonds, net of current portion	613,000	684,000
Preferred stock warrant liability	2,060,841	2,060,841
Total non-current liabilities	3,325,254	12,116,029
TOTAL LIABILITIES	14,115,657	16,827,830
Commitments and contingencies (Note 18)
Redeemable Preferred Stock:
Series A preferred stock, $0.001 par value, 1,712,200 total shares authorized, 1,712,200 issued and outstanding at June 30, 2020 and December 31, 2019 (liquidation preference of $584,226)	584,226	564,510

Series A-1 preferred stock, $0.001 par value, 5,970,300 total shares authorized, 5,970,300 issued and outstanding at June 30, 2020 and December 31, 2019 (liquidation preference of $3,253,315)	3,253,315	3,143,207

Series A-2 preferred stock, $0.001 par value, 10,000,000 total shares authorized, 4,791,500 issued and outstanding at June 30, 2020 and December 31, 2019 (liquidation preference of $4,001,357)	4,001,357	3,843,623

Series AA preferred stock, $0.001 par value, 35,000,000 total shares authorized, 13,842,088 issued and outstanding at June 30, 2020 (liquidation preference of $8,385,247)	4,192,623	–
Total redeemable preferred stock	12,031,521	7,551,340

Stockholders' Deficit:
Class A common stock, par value $0.001, 36,000,000 shares authorized, 14,549,173 issued and outstanding at June 30, 2020, 10,214,160 at December 31, 2019	14,549	10,214
Class B common stock, par value $0.001, 0 shares authorized, 0 issued and outstanding at June 30, 2020, 3,966,805 at December 31, 2019	–	3,967
Subscription receivable	(35,447)	(20,896)
Common stock to be issued	–	21,400
Additional paid-in capital	5,754,044	5,785,877
Accumulated deficit	(26,817,269)	(23,745,015)
Total Stockholders' Deficit	(21,084,123)	(17,944,453)
TOTAL LIABILITIES & STOCKHOLDERS’ DEFICIT	$5,063,055	$6,434,717

See accompanying notes to financial statements.

15

HYLETE, INC.

STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(unaudited)

	June 30, 2020	June 30, 2019

Net Sales	$5,329,580	$5,760,008

Cost of Sales	2,848,998	2,691,068

Gross Profit	2,480,582	3,068,940

Operating Expenses:
Selling and marketing	1,372,464	1,791,189
General and administrative	3,005,701	2,721,813
Shipping and distribution	1,171,425	1,149,002
Total Operating Expenses	5,549,590	5,662,004

Loss from Operations	(3,069,008)	(2,593,064)

Insurance Proceeds	(574,419)	–
Interest expense	577,665	1,486,750
Change in fair market value of Series A-2 warrant liability	–	368,049

Net Loss	$(3,072,254)	$(4,447,863)

Accrual of Preferred Stock Dividend and Discount Amortized	(287,557)	(310,626)

Net Loss Attributable to Common Stockholders	$(3,359,811)	$(4,758,489)

Basic and diluted loss per common share	$(0.23)	$(0.40)
Weighted average shares- basic and diluted	14,308,717	11,826,550

In the opinion of management, all adjustments necessary to make these interim statements of operations not misleading have been included.

See accompanying notes to financial statements.

16

HYLETE, INC.

STATEMENTS OF STOCKHOLDERS' DEFICIT

FOR THE SIX MONTHS ENDED JUNE 30, 2020

AND FOR THE YEAR ENDED DECEMBER 31, 2019

(unaudited)

	Class A Common Stock		Class B Common Stock		Subscription	Common Stock To Be	Additional Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Receivable	Issued	Capital	Deficit	Deficit

Balance as of December 31, 2018	7,859,600	$7,860	3,958,532	$3,959	$–	$–	$4,151,537	$(15,706,516)	$(11,543,160)

Net Loss	–	–	–	–	–	–	–	(8,038,499)	(8,038,499)
Net proceeds from sale of common stock	1,171,860	1,171	8,273	8	(20,896)	21,400	946,431	–	948,114
Dividend accretion on preferred stock	–	–	–	–	–	–	(566,232)	–	(566,232)
Amortization of issuance costs on preferred stock	–	–	–	–	–	–	(66,420)	–	(66,420)
Reclassification to additional paid-in capital	–	–	–	–	–	–	870,235	–	870,235
Exercise of stock options and warrants	1,182,700	1,183	–	–	–	–	280,566	–	281,749
Stock-based compensation	–	–	–	–	–	–	169,760	–	169,760

Balance as of December 31, 2019	10,214,160	10,214	3,966,805	3,967	(20,896)	21,400	5,785,877	(23,745,015)	(17,944,453)

Net Loss	–	–	–	–	–	–	–	(3,072,254)	(3,072,254)
Net proceeds from sale of common stock	368,208	368	–	–	(14,551)	(21,400)	252,015	–	216,432
Dividend accretion on preferred stock	–	–	–	–	–	–	(282,995)	–	(282,995)
Amortization of issuance costs on preferred stock	–	–	–	–	–	–	(4,562)	–	(4,562)
Conversion from Class B to Class A common stock	3,966,805	3,967	(3,966,805)	(3,967)	–	–	–	–	–
Exercise of stock options and warrants	–	–	–	–	–	–	–	–	–
Stock-based compensation	–	–	–	–	–	–	3,709	–	3,709

Balance as of June 30, 2020	14,549,173	$14,549	–	$–	$(35,447)	$–	$5,754,044	$(26,817,269)	$(21,084,123)

See accompanying notes to financial statements.

17

HYLETE, INC.

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(unaudited)

	June 30, 2020	June 30, 2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,072,254)	$(4,447,863)
Adjustments:
Depreciation and amortization	109,835	254,230
Stock-based compensation	3,709	64,265
Amortization of debt discounts	136,478	926,994
Change in fair market value of Series A-2 warrant liability	–	368,049
Change in fair market value of Common Stock warrant liability	–	–
Changes in:
Accounts receivable	44,235	26,818
Inventory	891,041	(1,014,504)
Vendor deposits	(66,056)	35,669
Prepaid expenses	61,017	78,802
Accounts payable	203,434	1,595,517
Accrued expenses	22,124	112,759
Net Cash used in Operating Activities	(1,666,437)	(1,999,264)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	–	(27,528)
Purchases of intangibles	(12,607)	(13,006)
Other non-current assets	(96,897)	(452,306)
Net Cash used in Investing Activities	(109,504)	(492,840)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on loans payable	1,117,455	1,322,100
Borrowings on bonds payable	–	123,900
Payments on loans payable	(99,041)	–
Payments on capital leases	–	(8,456)
Net proceeds from sale of common stock	252,383	12,685
Subscription receivable	(14,551)	–
Common stock to be issued	(21,400)	–
Net proceeds from sale of preferred stock	100,000	–
Net Cash provided by Financing Activities	1,334,846	1,450,229

NET CHANGE IN CASH AND CASH EQUIVALENTS	(441,095)	(1,041,875)
CASH AND CASH EQUIVALENTS, beginning of period	1,194,314	1,470,436
CASH AND CASH EQUIVALENTS, end of period	$753,219	$428,561
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$441,632	$485,245
Cash paid for income taxes	$11,180	$1,000
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
Issuance of Series A-2 preferred stock warrant liability	$–	$562,486
Accretion of preferred stock dividends	$282,995	$282,258
Accretion of preferred stock discounts	$4,562	$28,367
Discount related to issuance of common stock warrant liability	$–	$151,507
Debt conversion to Series AA preferred stock	$4,092,623	$–
Exchange of loans payable for convertible note	$200,000	$–
Exchange of bonds for convertible bonds	$684,000	$387,000

See accompanying notes to financial statements.

18

HYLETE, INC.

NOTES TO FINANCIAL STATEMENTS

(unaudited)

Note 1 – Organization and Nature of Business

HYLETE, LLC was organized under the laws of the State of California on March 26, 2012. In January 2015, the HYLETE, LLC was converted to a California corporation named HYLETE, Inc. (referred to as “HYLETE” or the “Company”). The Company reincorporated in Delaware in January 2019. The Company’s principal corporate office is located at 564 Stevens Avenue, Solana Beach, California 92075, and its telephone number is (858) 225-8998. Our website address is www.hylete.com. The Company was formed to design, develop, and distribute premium performance apparel primarily direct to consumers through its own website, events and affiliate marketing partners, as well as select third party ecommerce retailers.

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic, which continues to spread throughout the United States. While the disruption is currently expected to be temporary, there is uncertainty around the duration.

COVID-19 has been a highly disruptive economic and societal event that has affected our business and has had a significant impact on consumer shopping behavior. In March of 2020, the company assigned most of the workforce in our San Diego headquarters to work from home. As of the date of this report the work from home order is still under way and we do not expect to return to the office for the remainder of this calendar year.

As the company’s third-party logistics partners are qualified as essential businesses as defined by the relevant regulations, we continued to ship from our fulfillment centers with little disruption. The reduced manpower in warehouses, together with increased DTC orders, has led to minor delivery delays. We have not experienced any significant disruptions in our supply chain or any significant carrier interruptions or delays. If, as a result of COVID-19, we face disruptions in our supply chain, or are unable to continue to ship from our third-party fulfillment center or timely deliver orders to our customers, we may not be able to retain our customers or attract new customers.

The ultimate financial impact on the company’s future operating results and consolidated financial statements cannot be reasonably estimated at this time. However, as of the date of this report, the company has experienced stable demand for its products so it does not expect this matter will have a material negative impact on its business, results of operations, and financial position.

Note 2 – Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from operations, has a working capital deficit of $6.8 and surplus of $0.7 million, and has an accumulated deficit of approximately $26.8 and 23.7 million as of June 30, 2020 and December 31, 2019, respectively. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

To fund operations, the Company has filed an offering statement pursuant to Regulation A under which additional shares of Class A common stock will be offered for purchase. Based on our business and development plans, the Company is dependent upon raising a minimum of $1 million to fund operations for a period in excess of one year from the date of this report. As of September 23, 2020, we do not have capital to fund operations through the end of 2020. Our future capital requirements will depend on many factors, including: the costs and timing of future product and marketing activities, including product manufacturing, marketing, sales and distribution for any of our products; the expenses needed to attract and retain skilled personnel; and the timing and success of the Regulation A offering Until such time, if ever, as we can generate more substantial product revenues, we expect to finance our cash needs through a combination of equity or debt financings.

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In order to meet these additional cash requirements, we may seek to sell additional equity or convertible securities that may result in dilution to our stockholders. If we raise additional funds through the issuance of convertible securities, these securities could have rights senior to those of our common stock and could contain covenants that restrict our operations. There can be no assurance that we will be able to obtain additional equity or debt financing on terms acceptable to us, if at all. If we raise additional funds through collaboration and licensing agreements with third parties, it may be necessary to relinquish valuable rights to our product candidates or future revenue streams or to grant licenses on terms that may not be favorable to us.

Note 3 – Summary of Significant Accounting Policies

Basis for presentation - These unaudited financial statements of HYLETE, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

We have prepared the accompanying interim financial statements pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial reporting. These interim financial statements are unaudited and, in our opinion, include all adjustments, consisting of normal recurring adjustments and accruals necessary for a fair presentation of our balance sheets, operating results, and cash flows for the periods presented. Operating results for the periods presented are not necessarily indicative of the results that may be expected for 2020. Certain information and footnote disclosures normally included in interim financial statements prepared in accordance with US GAAP have been omitted in accordance with the rules and regulations of the SEC. These interim financial statements should be read in conjunction with the audited financial statements and accompanying notes.

Accounting estimates – The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Examples of our significant accounting estimates that may involve a higher degree of judgment and complexity than others include: the valuation of inventories; the valuation and assessment of the recoverability of goodwill and other indefinite-lived and long-lived assets; and the fair market value of the common and preferred stock warrant liabilities. Actual results could differ from those estimates.

Fair value of financial instruments – Accounting Standards Codification ("ASC") 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

The fair value hierarchy prioritizes the inputs used in valuation techniques into three levels as follows:

Level 1

Observable inputs – unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2

Observable inputs – other than the quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data; and

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Level 3

Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, vendor deposits, accounts payable, accrued expenses and current portion of capital lease obligations. The carrying value of these assets and liabilities is representative of their fair market value, due to the short maturity of these instruments. The carrying value of the long-term portions of the capital lease obligations and loan payable to stockholder represent fair value as the terms approximate those currently available for similar debt instruments.

The Company's common and preferred stock warrant liabilities are carried at fair value. The fair value of the Company’s common and preferred stock warrant liabilities has been measured under the Level 3 hierarchy (Note 10). Changes in common and preferred stock warrant liabilities during the six months ended June 30, 2020 and year ended December 31, 2019 are as follows:

	Fair Value of Significant Unobservable Inputs Fair Value

	Preferred Warrants	Common Warrants

Outstanding as of December 31, 2018	$2,698,774	$675,294

Warrants granted	562,486	788,288
Change in fair value	(1,200,419)	(593,347)
Reclassification to additional paid-in capital	–	(870,235)

Outstanding as of December 31, 2019	$2,060,841	$–

Warrants granted	–	–
Change in fair value	–	–

Outstanding as of June 30, 2020 (unaudited)	$2,060,841	$–

Cash and cash equivalents – Cash includes highly liquid short-term investments purchased with original maturities of ninety days or less.

Concentration of credit risk – Financial instruments that potentially subject the Company to credit risk consist principally of accounts receivable and cash. At various times throughout the period, the Company had cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. Management considers the risk of loss to be minimal due to the credit worthiness of the financial institution. Concentrations of risk with respect to receivables are limited due to the diversity of the Company’s customer base. Credit is extended based on an evaluation of the customer’s financial condition and collateral generally is not required.

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Accounts receivable – The Company carries its accounts receivable at invoiced amounts less allowances for customer credits, doubtful accounts and other deductions. The Company does not accrue interest on its trade receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. Receivables are determined to be past due based on individual credit terms. A reserve for doubtful accounts is maintained based on the length of time receivables are past due, historical collections or the status of a customer’s financial position. The Company did not have a reserve recorded as of June 30, 2020 and December 31, 2019. Receivables are written off in the year deemed uncollectible after efforts to collect the receivables have proven unsuccessful. For the six months ended June 30, 2020 and 2019, the Company wrote off approximately $1,482 and $3,845 of uncollectible accounts, respectively.

Inventory – Inventory is comprised of finished goods and is stated at the lower of cost, determined using the first-in, first-out method, or net realizable value.

Vendor deposits – Vendor deposits represent amounts paid in advance to the Company’s vendors for inventory purchases to be produced and received at a future date.

Property and equipment – Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of the assets, which range from two to five years. Leasehold improvements are amortized over the shorter of the lease term or their estimated useful lives.

Goodwill and intangible assets – Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Acquired intangible assets other than goodwill are amortized over their useful lives unless the lives are determined to be indefinite. For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish their recorded values. For intangible assets acquired in a non-monetary exchange, the estimated fair values of the assets transferred (or the estimated fair values of the assets received, if more clearly evident) are used to establish their recorded values, unless the values of neither the assets received nor the assets transferred are determinable within reasonable limits, in which case the assets received are measured based on the carrying values of the assets transferred. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value.

Product designs acquired from GRACEDBYGRIT were determined to have a useful life of 18 months and were amortized using the straight-line method. During the six months ended June 30, 2020 and 2019, we amortized $54,822 and $164,467, respectively. As of June 30, 2020, product designs were fully amortized.

Impairment of Goodwill and long-lived assets – Goodwill and other indefinite-lived intangible assets are tested annually for impairment in the fourth fiscal quarter and in interim periods if events or changes in circumstances indicate that the assets may be impaired. If a qualitative assessment is used and we determine that the fair value of a reporting unit or indefinite-lived intangible asset is more likely than not (i.e., a likelihood of more than 50%) less than its carrying amount, a quantitative impairment test will be performed. If goodwill is quantitatively assessed for impairment and a reporting unit’s carrying value exceeds its fair value, the difference is recorded as an impairment. Other indefinite-lived intangible assets are quantitatively assessed for impairment, if necessary, by comparing their estimated fair values to their carrying values. If the carrying value exceeds the fair value, the difference is recorded as an impairment. During the six months ended June 30, 2020 and 2019, no impairments were needed.

Long-lived assets, such as property, plant and equipment and intangible assets subject to amortization, are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the estimated fair value of the asset or asset group. Long-lived assets to be disposed of by sale are reported at the lower of their carrying amounts or their estimated fair values less costs to sell and are not depreciated. During the six months ended June 30, 2020 and 2019, no impairment was needed.

Accounting for preferred stock – ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

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Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company. In addition, the Company has presented preferred stock outside of stockholders' deficit due to the potential redemption of the preferred stock being outside of the Company's control (See Note 11).

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is amortized to additional paid-in capital, over the period to redemption using the effective interest method of accounting. Dividends which are required to be paid upon redemption are accrued and recorded within preferred stock and additional paid-in capital.

Warrants to purchase preferred stock – The Company accounts for freestanding warrants related to preferred shares that are redeemable in accordance with ASC 480, Distinguishing Liabilities from Equity. Under ASC 480, freestanding warrants to purchase shares of redeemable preferred stock are classified as liabilities on the balance sheet at fair value because the warrants may conditionally obligate us to transfer assets at some point in the future. The Company estimated the fair value of these warrants using the Black-Scholes option-pricing model. See Note 10 for additional information.

Revenue recognition – Revenues are recognized when performance obligations are satisfied through the transfer of promised goods to the Company’s customers. Control transfers upon shipment of product and when the title has been passed to the customers. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance. Revenue is recorded net of sales taxes collected from customers on behalf of taxing authorities, allowance for estimated returns, chargebacks, and markdowns based upon management’s estimates and the Company’s historical experience. The Company’s liability for sales return refunds is recognized within other current liabilities, and an asset for the value of inventory which is expected to be returned is recognized within other current assets on the balance sheets. The Company generally allows a 60 day right of return to its customers. The Company had a reserve for returns of approximately $89,501 and $208,476 recorded within accrued expenses as of June 30, 2020, and December 31, 2019, respectively. Proceeds from the sale of gift cards are initially deferred and recognized within accrued expenses on the balance sheets and are recognized as revenue when tendered for payment. Based on historical experience, and to the extent there is no requirement to remit unclaimed card balances to government agencies, an estimate of the gift card balances that will never be redeemed is recognized as revenue in proportion to gift cards which have been redeemed. In addition, the Company records a liability for deposits for future products, credits provided to equity investors in connection with their investment, etc. The liability is relieved, and the revenue is recognized once the revenue recognition criteria is met. As of June 30, 2020, and December 31, 2019, deferred revenue of approximately $285,000 and $193,000 were present within accrued liabilities on the accompanying balance sheets, respectively. Of these amounts, approximately $205,000 and $190,000 related to credits provided to equity investors in connection with their investments as of June 30, 2020, and December 31, 2019, respectively.

During 2018 and 2017, the Company offered investors a store credit at HYLETE.com in the amount of 10% of their equity investment(s) for that year. When investors utilize their store credit the deferred revenue is recognized, and the liability associated with the store credit is removed from the balance sheet.

For the loyalty program, the Company increases or decreases the loyalty points liability based on point balance at the end of each month. The liability is recognized in accrued expenses on the balance sheet. The liability calculation is equal to the total points accrued multiplied by the cash value multiplied by the percentage of predicted use multiplied by the estimated cost of goods sold.

Cost of sales – Cost of sales consists primarily of inventory, freight in, customs duties/tariffs and taxes.

Merchandise risk – The Company’s success is largely dependent upon its ability to gauge the fashion tastes of its targeted consumers and provide merchandise that satisfies consumer demand. Any inability to provide appropriate merchandise in sufficient quantities in a timely manner could have material adverse effect on the Company’s business, operating results and financial condition.

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Shipping and handling – The Company recognizes shipping and handling billed to customers as a component of net sales, and the cost of shipping and handling as a component of operating expenses. Total shipping and handling billed to customers as a component of net sales was approximately $134,000 and $315,000, for the six months ended June 30, 2020 and 2019 respectively. Total shipping and handling costs included in operating expenses was approximately $727,000 and $729,000, for the six months ended June 30, 2020 and 2019, respectively.

Advertising and promotion – Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the six months ended June 30, 2020 and 2019 amounted to approximately $302,000 and $791,000, respectively, which is included in selling and marketing expense.

Stock based compensation – The Company estimates the fair value of the stock warrants and options using the Black-Scholes option pricing model. The expected lives were determined using the simplified method. Key input assumptions used to estimate the fair value of stock warrants and options include the exercise price of the award, the expected term, the expected volatility of the Company’s stock over the expected term, the risk-free interest rate over the term, the Company expected annual dividend yield and forfeiture rate. The Company’s management believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in estimating the fair value of the Company’s stock warrants and options granted. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards. The Company had no data to support estimates of expected forfeitures.

Deferred offering costs – Costs associated with the offering of shares are capitalized as other assets. Upon successful issuance, these costs will reduce additional-paid-in capital or as a discount to related borrowings, or if unsuccessful, recognized as general and administrative expense.

Legal proceedings - If there is at least a reasonable possibility that a material loss may have been incurred associated with pending legal and regulatory proceedings, the Company discloses such fact, and if reasonably estimable, the Company provides an estimate of the possible loss or range of possible loss, if any. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum estimated liability. As additional information becomes available, the Company assess the potential liability related to pending legal and regulatory proceedings and revise our estimates and update our disclosures accordingly. The Company’s legal costs associated with defending itself are recorded to expense as incurred.

Income taxes – The Company has elected to be taxed under the provisions of subchapter C of the Internal Revenue Code. Income taxes are therefore accounting for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized from future operations. The factors used to assess the likelihood of realization include the Company’s forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

Uncertain tax positions – The Company accounts for uncertain tax provisions in accordance with ASC 740-10. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as de-recognition, interest, penalties, and disclosures required. As of the six months ended June 30, 2020 and 2019, the Company does not have any entity-level uncertain tax positions. The Company files U.S. federal and various state income tax returns, which are subject to examination by the taxing authorities for three to four years from filing of a tax return.

Sales tax – Taxes collected from the Company’s customers are and have been recorded on a net basis. This obligation is included in accrued expenses in the accompanying balance sheets until the taxes are remitted to the appropriate taxing authorities.

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Basic loss per common share – Basic loss per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company's common stock equivalents consist of common stock issuable upon the conversion of preferred stock, and exercise of options and warrants. As of the six months ended June 30, 2020 and 2019, the effect of dilutive securities was anti-dilutive and thus is not included. Basic and dilutive net loss per common share for the six months ended June 30, 2020 and 2019, includes accrued preferred stock dividends of $282,995 and $282,258, and preferred stock discount accretion of $4,562 and $28,367, respectively, as an increase to net loss available for common shareholders.

Recently issued accounting pronouncements – In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("ASC 606") which supersedes the revenue recognition requirements in ASC 605 Revenue Recognition. This ASU requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company adopted ASC 606 on January 1, 2019 on a modified retrospective basis. There were no changes to the statement of operations as a result of the adoption, and the timing and amount of its revenue recognition remained substantially unchanged under this new guidance. Under the provisions of ASC 606, the Company is now required to present its provision for sales returns on a gross basis, rather than a net basis. The Company's liability for sales return refunds is recognized within other current liabilities, and the Company now presents an asset for the value of inventory which is expected to be returned within other current assets on the balance sheet.

Note 4 – Property and Equipment

Property and equipment consisted of the following as of June 30, 2020, and December 31, 2019:

	June 30, 2020	December 31, 2019
	(unaudited)
Auto	$99,242	$99,242
Computer Hardware and Software	82,069	82,069
Office Furniture, Fixtures and Equipment	73,177	73,177
Leasehold Improvements	75,419	75,419
Website Development	252,529	252,529
Application Development	232,759	232,759
Production Molds	90,300	90,300
	905,495	905,495
Accumulated Depreciation	(824,254)	(769,241)
	$81,241	$136,254

Depreciation and amortization expense related to property and equipment amounted to approximately $55,012 and $89,764 for the six months ended June 30, 2020 and 2019, respectively.

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Note 5 – Bridge Note Payable, Related Party

On August 19, 2015, the Company received $200,000 under a Senior Bridge Note (the “Bridge Note”) agreement, with an initial maturity date of December 31, 2016. The Bridge Note holder is an investor and was a member of the Company's board of directors until June 18, 2020. From August 19, 2015 through December 31, 2015, the Bridge Note accrued interest at 1% per month, paid on a monthly basis. No principal payments had been made on the Bridge Note through December 31, 2016. In November 2016, the Bridge Note maturity date was extended to December 31, 2017 and the accrued interest rate increased to 1.5% per month, paid on a monthly basis. In connection with the extension, the Company paid fees of $10,000 for which were recorded as a discount to the Bridge Note. The discount was amortized using the straight-line method over the term of the Bridge Note. In October 2017, the Bridge Note maturity date was extended to December 31, 2018. In December 2018, the Bridge Note maturity date was extended to December 31, 2019 and all other terms remained unchanged. On January 6, 2020, the note holder elected to convert all amounts due into Series AA Preferred Stock. Thus, the Company reflected the Bridge Note as a long-term liability as of December 31, 2019.

Note 6 – Loans Payable

On June 29, 2016, the Company entered into a senior credit agreement with a lender with principal due three years from the date of issuance on June 29, 2019. The lender had offered the Company up to $3,150,000, which accrues interest at a rate equal to 12.50% per annum, compounded monthly. In July 2017, the Company amended the agreement to borrow up to an additional amount of $1,000,000, raising the maximum available to be borrowed to $4,150,000. In March 2018, the amounts borrowable under the senior credit agreement were increased by an additional $500,000. In February 2019, the lender agreed to an additional $1,725,000 to provide working capital to maintain and expand the operations. In March 2019, the lender distributed $1,100,000 of the expected $1,725,000. On August 1, 2019, the Company issued $500,000 of additional promissory notes to its senior secured lender as part of a reduction of its senior note from $5,375,000 to $5,000,000 and an additional funding of $125,000 under the terms of the IPO Bridge Notes. (See Note 9) On December 31, 2019, the Company amended the senior credit agreement to extend the maturity date to January 31, 2020, a replacement from its original maturity date of December 31, 2019. In the first quarter of 2020, the Company issued $500,000 of additional promissory notes to its senior secured lender (Black Oak) with a maturity date of December 31, 2020. The Company pays interest on these additional promissory notes on a monthly basis at a rate of 12.5% per annum, compounded monthly. As part of this transaction, Black Oak (1) extended the maturity date of $5,000,000 of senior notes to April 1, 2021 and (2) added an extension fee of $250,000 for the senior secured notes and $50,000 for the promissory note to be paid on the Note Maturity Date or earlier repayment of the Loans, which is recorded as a loan premium to the debt. The Company pays the interest on a monthly basis and, thus, does not have any interest accrued as of June 30, 2020 and December 31, 2019 related to this agreement. The agreement contains certain affirmative covenants related to the timely delivery of financial information to the lender, as well as certain customary negative covenants. The agreement also includes a financial covenant related to the Company’s liquidity and requires a minimum cash balance of $250,000 to be maintained.

As of June 30, 2020, and December 31, 2019, the Company was in compliance with all financial and non-financial covenants. The senior credit agreement is secured by substantially all the Company's assets and shareholder shares in which have been pledged as additional collateral.

In conjunction with the senior credit agreement, the Company issued 0 and 360,170 Series A-2 Preferred Stock warrants to the lender during the six months ended June 30, 2020 and the year ended December 31, 2019. As of June 30, 2020 and December 31, 2019, the Company had outstanding borrowings of $5,500,000 and $5,000,000, respectively.

Fees and Series A-2 Preferred Stock warrants issued in connection with the senior credit agreement resulted in a discount and loan premium to the senior credit agreement. During the six months ended June 30, 2020 and 2019, the Company recorded debt discounts of approximately $25,000 and $63,000 and loan premiums of $123,000 and $0 , respectively, related to costs for obtaining the senior credit agreement, and approximately $0 and $562,000, respectively, related to the fair value of the Series A-2 Preferred Stock warrants. As of June 30, 2020 and 2019, discounts and loan premiums of approximately $133,000 and $531,000, respectively, had been amortized to interest expense in conjunction with this agreement. The Company is recording the debt amortization using the straight-line method due to the relatively short term of the senior credit agreement.

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In October 2019, The Company entered into a PayPal Working Capital business loan offered by WebBank for $200,000. The Company paid a one-time fixed loan fee of $5,923, which was recorded as interest expense. There are no other fees or interest associated with this loan. Repayments of 10% of the Company’s sales proceed transacted via PayPal will be deducted daily from the Company’s PayPal merchant account. A minimum payment of $20,592 is required every 90 days. As June 30, 2020 and December 31, 2019, a loan balance remained of $15,349 and $114,390, respectively.

The impact of the COVID-19 could continue to affect our supply chain and/or consumer behavior. While the full impact of the coronavirus outbreak on our business is unknown at this time, we have experienced some moderate impacts on the manufacturers and third party logistics providers on which we rely as well as the purchasing behavior of our consumer base. The Company applied for assistance via three programs being offered by the Small Business Administration in response to the COVID-19 crisis: The Paycheck Protection Program (“PPP”) Loan; the Economic Injury Disaster Loan (“EIDL”) and Economic Injury Disaster Loan Emergency Advance. On April 14, 2020, the Company received $10,000 for the Economic Injury Disaster Loan Emergency Advance. This advance will not need to be repaid. In the second quarter of 2020, the Company was approved and received funds for the PPP and the EIDL loan. The PPP loan funded $492,555 through Radius Bank with a 1% fixed interest rate and a mature date of two years of first disbursement of this loan. No payments are due on this loan for six months from the date of disbursement. Interest will continue to accrue during the deferment period. The Company may apply for loan forgiveness after 8-week period of first disbursement. The amount of forgiveness shall be calculated in accordance with the requirements of the PPP, including the provisions of the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). Not more than 25% of the amount forgiven can be attributable to non-payroll costs. The Company plans on applying for forgiveness of the majority of the PPP loan in the third quarter of 2020. The EIDL loan funded $150,000 with a 3.75% per annum interest rate. Monthly installment payments, including principal and interest, of $731 will begin twelve months from the date of the note, which is June 4, 2020. The balance of principal and interest will be due thirty years from the date of the note. As of June 30, 2020, the Company accrued interest for the PPP and EIDL loan of $756 and 323, respectively, which is recorded as accrued interest payable on long term debt.

Note 7 – Promissory Notes Payable

On April 6, 2018, the Company received $100,000 under a promissory note (the “Promissory Note”) agreement, with a maturity date of April 5, 2020. The proceeds were used for operations. The promissory note holder is the Company’s former Chief Executive Officer. Interest accrued on the loan amount at a monthly rate of 1.5%, which was paid on a monthly basis. The Company paid fees of $5,000, which was recorded as a discount to the Promissory Note. The discount was amortized using the straight-line method over the term of the Promissory Note, due to the short-term nature of the note. During the six months ended June 30, 2020 and 2019, the Company amortized $0 and $1,250, respectively to interest expense. As of December 31, 2019, the debt discount was fully amortized to interest expense. On January 6, 2020, the note holder elected to convert all amounts due into Series AA Preferred Stock. Thus, the Company has reflected the Promissory Note as a long-term liability as of December 31, 2019.

On May 31, 2018, the Company received $400,000 under a promissory note (the “May 2018 Promissory Note”) agreement, with a maturity date of May 31, 2020. The proceeds were used for operations. The holder is James Caccavo, a member of the Company’s board of directors as well as the Company’s Interim CEO. Interest accrued on the loan amount at a monthly rate of 1.5%, which was paid monthly. The Company paid fees of $20,000, which was recorded as a discount to the May 2018 Promissory Note. The discount was amortized using the straight-line method over the term of the Note, due to the short-term nature of the note. During the six months ended June 30, 2020 and 2019, the Company amortized $0 and $5,000, respectively to interest expense. As of December 31, 2019, the debt discount was fully amortized to interest expense. On August 20, 2019, the Company received $300,000 under a promissory note (the “August 2019 Promissory Note”) from the same related party, Steelpoint Co-Investment (James Caccavo). The maturity date of the August 2019 Promissory Note was the earlier of our initial public offering (“IPO”) or December 31, 2019. Interest accrued on the loan amount at an annual rate of 20% per annum calculated on a 365-day basis. The repayment date was within 30 days of the maturity date, the entire principal sum, less any payments made hereunder, would become due and payable, unless otherwise mutually agreed upon by both the Company and Steelpoint. On January 6, 2020, the note holder elected to convert all amounts due into Series AA Preferred Stock. Thus, the Company has reflected the May 2018 and August 2019 Promissory Notes and accrued interest as a long-term liability as of December 31, 2019.

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On June 26, 2018 the Company received $50,000 under a promissory note (the “June 2018 Promissory Note”) agreement, with a maturity date of June 25, 2020. The proceeds were used for operations. Interest accrued on the loan amount at a monthly rate of 1.5%, which was paid monthly. The Company paid fees of $2,500, which was recorded as a discount to the Promissory Note. The discount was amortized using the straight-line method over the term of the June 2018 Promissory Note, due to the short-term nature of the note. During the six months ended June 30, 2020 and 2019, the Company amortized $0 and $625, respectively to interest expense. As of December 31, 2019, the debt discount was fully amortized to interest expense. On January 6, 2020, the note holder elected to convert all amounts due into Series AA Preferred Stock. Thus, the Company has reflected the June 2018 Promissory Note as a long-term liability as of December 31, 2019.

On June 27, 2018 the Company received $200,000 under a promissory note (the “Second June 2018 Promissory Note”) agreement, with a maturity date of June 26, 2020. The proceeds were used for operations. Interest accrues on the loan amount at a monthly rate of 1.5%, paid monthly. The Company paid fees of $10,000, which was recorded as a discount to the Promissory Note. The discount was amortized using the straight-line method over the term of the Second June 2018 Promissory Note, due to the short-term nature of the note. During the six months ended June 30, 2020 and 2019, the Company amortized $0 and $2,500, respectively to interest expense. As of December 31, 2019, the debt discount was fully amortized to interest expense. In 2019, the Company offered its debt holders the opportunity to convert their existing debt (principal only) at an IPO of the Company and listing on a major exchange at a 20% discount to the IPO share price. This debt holder elected to convert existing debt (principal only) and debt has been reclassed to Convertible loan payable on the balance sheet. This is an extinguishment of existing debt and a beneficial conversion will be recorded upon an IPO, as it is contingent before conversion feature. In June 2020, the note maturity date was extended to June 26, 2021.

Note 8 – Bonds Payable

On May 18, 2018, the Company commenced an offering under Regulation A under the Securities Act of 1933, as amended, of 5,000 Class A Bonds. The price per bond was $1,000 with a minimum investment of $5,000. The target offering was up to $5,000,000. The Class A Bond offering was closed on December 31, 2018 and the Company received proceeds of $821,000. In the first quarter of 2019, the Company received the remaining proceeds of $125,000. As of December 31, 2019, total Class A Bonds issued was $946,000, which amounts were used for operations. The Class A Bonds bear interest at 1% per month, or 12% per year, paid monthly. In connection with the Class A Bond offering, the Company paid fees of $67,845, which were recorded as a discount to the bonds. The discount is amortized using the straight-line method over the term of the bonds (36 months), due to the short-term nature of the bonds. During the six months ended June 30, 2020 and 2019, the Company amortized $2,969 and $11,307, respectively to interest expense. For the six months ended June 30, 2020 and year ended December 31, 2019, a discount of $6,219 and $9,188 remained, respectively, which will be expensed through 2021.

In June 2019, the Company offered its Class A Bond debt holders the opportunity to convert their existing debt (principal only) at an IPO of the Company and listing on a major exchange at a 20% discount to the IPO share price. As of December 31, 2019, Class A Bond debt holders electing to convert represented $684,000 of debt and has been reclassed to Convertible bonds on the balance sheet. This is an extinguishment of existing bonds and a beneficial conversion will be recorded upon an IPO, as it is contingent before conversion feature.

Note 9 – IPO Bridge Notes

During the years ended December 31, 2019 and 2018, the Company issued $1,520,000 and $1,315,000, respectively of promissory notes (the “IPO Bridge Notes”), for a total aggregate of $2,835,000. Of those notes, $600,000 were issued to related parties, which included $500,000 issued to Steelpoint Co-Investment Fund (James Caccavo) and $100,000 issued to Board Member Darren Yager. The proceeds will be used for operations and costs related to the Company’s proposed registration statement. The IPO Bridge Notes had a maturity date of the earlier of: (i) the closing of the Company’s initial public offering (“IPO”) or any other type of direct prospectus or registered offering transaction that results in the Company or its successor becoming public and any class of its securities are quoted or traded in any exchange or quotation system in the United States of America; or (ii) December 31, 2019. Interest accrued on the loan amount at annual rate of 10.0% per annum. The Company paid fees of $46,700, which were recorded as a discount to the IPO Bridge Notes. As of December 31, 2019, the discount was fully amortized to interest expense.

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In connection with the IPO Bridge Notes, the Company had the obligation to issue Class B common Stock warrants equal to 1% of fully diluted equity ownership for $1,000,000 of the loan amount, calculated as of the maturity date of the IPO Bridge Notes. As of December 31, 2019, the Company had the obligation to issue 882,238 warrants, based upon the amount of IPO Bridge Notes proceeds received at that date. The warrants would have an exercise price of $0.001 per share and expire the earlier of ten years after issuance or immediately prior to the effective date of the IPO offering. Since the Company is required to issue a variable amount of common stock for which there is not a floor or ceiling to the amount of common stock warrants, the Company recorded the obligation to issue warrants as a liability. The warrants were measured to estimated fair market value at each reporting period using the Black-Scholes pricing model to estimate the fair market value of the warrants. The Company determined that the fair market value of the Class B Common Stock warrants granted in 2018 and 2019 was approximately $1,463,581, which had been recorded as a liability and as an additional discount to the IPO Bridge Notes. (See Note 13) The discount was amortized using the straight-line method over the term of the IPO Bridge Notes, due to the short-term nature of the IPO Bridge Notes. As of December 31, 2019, the discount was amortized in full as interest expense. At December 31, 2019, the warrant amount was no longer variable and as such, $870,235 was reclassified from Common Stock Warranty Liability to Additional Paid-in Capital. On January 6, 2020, the note holders elected to convert all amounts due into Series AA Preferred Stock. Thus, the Company has reflected the IPO Bridge Notes and accrued interest as a long-term liability as of December 31, 2019. All warrants associated with converted IPO Bridge Notes were cancelled in January 2020.

In the third quarter of 2019, the Company offered its IPO Bridge Note holders the opportunity to convert their existing debt (principal only) at an IPO of the Company and listing on a major exchange at a 20% discount to the IPO share price. As of December 31, 2019, IPO Bridge Note debt holders electing to convert represented $1,617,500 of debt and has been reclassed to Convertible bridge note on the balance sheet. This is an extinguishment of existing debt and a beneficial conversion will be recorded upon an IPO, as it is contingent before conversion feature.

Prior to December 31, 2019, the warrants do not meet the condition “contract contains an explicit share limit” and thus require liability accounting. Accordingly, the estimated fair value of the warrants require bifurcation and accounted for as liabilities from issuance, with changes in estimated fair value recorded in the statement of operations at each reporting period and immediately prior to conversion.

As of December 31, 2019, the following is a schedule of principal amount maturities for all bridge loans, convertible bridge loans, loans, convertible loans, promissory notes, bonds, convertible bonds and IPO Bridge Notes payable:

Year Ending December 31,	Third Party	Related Party

2020	$2,599,390	$1,600,000
2021	5,946,000	–
	$8,545,390	$1,600,000

As of June 30, 2020, the following is a schedule of principal amount maturities for all loans, convertible loans, promissory notes, bonds and convertible bonds payable:

Six Months Ended June 30,	Third Party	Related Party

2020	$515,349	$–
2021	6,146,000	–
2022	492,555	–
2050	150,000	–
	$7,303,904	$–

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Note 10 – Preferred Stock Warrant Liability

During the six months ended June 30, 2020 and the year ended December 31, 2019, the Company issued 0 and 360,170 Series A-2 Preferred Stock warrants in conjunction with a debt agreement. The Series A-2 Preferred Stock is contingently redeemable and, accordingly, the related warrants have been presented as a liability in accordance with ASC 480. Warrants that are treated as a liability are measured to estimated fair value at each reporting period. The warrants have an exercise price of $0.01 per share and expire ten years after issuance.

In October and November of 2018, the Company issued 7,000 Series A-2 Preferred Stock warrants to individuals in conjunction with the purchase agreements of Series A-2 Preferred Stock (See Note 11). The Series A-2 Preferred Stock is contingently redeemable and, accordingly, the related warrants have been presented as a liability in accordance with ASC 480. Warrants that are treated as a liability are measured to estimated fair value at each reporting period. The warrants have an exercise price of $1.75 per share and expire ten years after issuance.

Management determined that the fair market value of the Series A-2 Preferred Stock warrants granted as of June 30, 2020, and December 31, 2019, was approximately $2,061,000 and $2,061,000, respectively, which has been recorded as a liability. See Note 13 for additional information related to the valuation.

Note 11 – Preferred Stock

At December 31, 2014, there were 7,682,500 Class A units outstanding. In conjunction with the Company’s conversion into a C-Corporation in January 2015, these units were converted into 1,712,200 shares of Series A Preferred Stock and 5,970,300 shares of Series A-1 Preferred Stock at a conversion price of $0.1917 and $0.3078, respectively. The terms of the Series A and Series A-1 Preferred Stock were similar to those of the Class A units and thus modification and/or extinguishment accounting did not apply.

During the year ended December 31, 2015, the Company entered into various Series A-2 Preferred Stock purchase agreements that authorized the sale and issuance of 2,916,900 shares of Series A-2 Preferred Stock at a purchase price of $0.5143 per share for total gross proceeds of $1,500,000.

In June 2016, approximately $928,000 of convertible debt principal, including accrued interest, was converted into 1,804,600 shares of Series A-2 Preferred Stock.

On August 7, 2017, the Company amended its Third Amended and Restated Articles of Incorporation to authorize an additional 412,620 shares of Series A-2 Preferred stock.

During the year ended December 31, 2018, the Company entered into various Series A-2 Preferred Stock purchase agreements that authorized the sale and issuance of 70,000 Series A-2 Preferred Stock at a purchase price of $1.75 per share for total gross proceeds of $122,500.

On March 29, 2019, the Company amended its Certificate of Incorporation to increase the number of authorized shares of Series A-2 Preferred Stock from 6,383,620 to 10,000,000.

On January 6, 2020, the Company filed an Amended and Restated Certificate of Incorporation with the State of Delaware to authorize, sell and issue a new series of Preferred Stock, some of which was used to support the conversion of debt into Preferred Stock. The new Series AA Preferred Stock authorized 35,000,000 shares. In January 2020, $4,092,623 of convertible debt principal, including accrued interest, was converted into 13,642,088 shares of Series AA Preferred Stock.

In June 2020, the Company entered into a stock purchase agreement that authorized the sale and issuance of 200,000 shares of Series AA Preferred Stock at a purchase price of $0.50 per share for total gross proceeds of $100,000.

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Conversion rights – Each share of preferred stock outstanding is convertible at any time, at the option of the holder, into the number of common stock shares that results from dividing the original issue price (Series A initially equal to $0.1917 per share, Series A-1 initially equal to $0.3078 per share, Series A-2 initially equal to $0.5143 per share, Series A-2 after second issue date equal to $1.75 per share, Series AA initially equal to $0.30 per share, Series AA issued in June 2020 equal to $0.50 per share and future issuances at the relevant issue price) by the applicable conversion price in effect at the time of such conversion. The initial conversion price may be adjusted from time to time.

Dividend rights – The holders of Series A Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred Stock shall be entitled to receive, when and if declared by the Board of Directors, dividends in an amount equal to 12% of the original issue price (Series A initially equal to $0.1917 per share, Series A-1 initially equal to $0.3078 per share, Series A-2 initially equal to $0.5143 per share, and Series A-2 after second issue date equal to $1.75 per share).

In the event of liquidation, cumulative preferred dividends accrue from the issuance date, whether or not such dividends are declared or paid. Preferred dividends accrue at 12% per annum. Accrued dividends accrete directly to additional paid-in capital. For the six months ended June 30, 2020 and year ended December 31, 2019, the Company recorded accretion of $282,995 and $566,232, respectively. No dividends have been declared or paid to date.

The Company shall not pay or declare any dividend, whether in cash or property, with respect to common stock until all dividends on the preferred stock have been paid or declared and set apart.

Liquidation rights: Upon a liquidating event, before any distribution or payment shall be made to the holders of any common stock or Series A, A-1 or A-2 Preferred Stock, the holder of the Series AA Preferred Stock shall, on an equal basis, be entitled to be paid out of the assets of the Company legally available for distribution, in an amount per share equal to two times the original issue price of such Series A Preferred Stock. If, upon any such liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of the AA preferred stock, then such assets shall be distributed among the holders of Series SA Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be entitled to. Upon a liquidating event, after the full payment is made to the holders of the AA Preferred stock and before any distribution or payment shall be made to the holders of any common stock, the holders of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock shall, on an equal basis, be entitled to be paid out of the assets of the Company legally available for distribution, in an amount per share equal to the original issue price of such Series A Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred stock plus all unpaid dividends on the Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock, respectively. If, upon any such liquidation, dissolution, or winding up, the assets of the Company shall be insufficient to make payment in full to all holders of preferred stock, then such assets shall be distributed among the holders of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be entitled to. The holders of the new series of Preferred Stock (Series AA) are entitled to a liquidation preference that is senior to holders of the Common Stock and to holders of Series A, A-1, and A-2 Preferred Stock. Holders of Series AA Preferred Stock will receive a liquidation preference equal to two (2) times the Original Issue Price of such Series AA Preferred Stock All liquidation preferences are subject to adjustment for any stock dividends, combinations, splits, recapitalizations and the like.

After the payment of the full liquidation preference of the preferred stock, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the common stock in proportion to the number of shares of common stock held by each such holder.

Voting rights: The holders of preferred stock shall have the right to one vote for each share of common stock into which such preferred stock could then be converted with the same voting rights and powers of common shareholders, except with respect to the election of directors.

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Redemption rights: The holders of at least 75% of the then outstanding shares of preferred stock, voting together on an as-if-converted basis, may require the Company to redeem the preferred stock at any time on or after the fifth anniversary of the most recent issuance of convertible securities, currently January 6, 2025, based on the issuance of Series AA Preferred Stock shares on January 6, 2020. The redemption date shall be at least 180 days after the date of such notice from preferred stock holders and shall be brought into effect from the Company by paying cash in exchange for the shares of preferred stock in a sum equal to the original issue price per share of the preferred stock (Series A initially equal to $0.1917 per share, Series A-1 initially equal to $0.3078 per share, Series A-2 initially equal to $0.5143 per share, Series A-2 after second issue date equal to $1.75 per share, Series AA initially equal to $0.30 per share, Series AA after initial issue date equal to $0.50 per share) plus unpaid dividends with respect to such shares, whether or not declared by the Board of Directors. Due to the potential redemption of the Series A, Series A-1, Series A-2 and Series AA being outside of the Company's control, the preferred stock has been presented outside of stockholders' deficit on the accompanying balance sheets.

Drag along rights: If the holders of at least 75% of the then outstanding common stock (collectively, the "Selling Founders") approve to sell units representing more than 50% of the then-outstanding units of the Company, then the Dragging Stockholders shall have the right to cause a “Drag Along Sale” by the other Stockholders (the “Dragged Stockholders”) pursuant to the voting agreement. In the event of a drag-along sale, each Dragged Stockholder shall sell all of its units on the terms and conditions of the drag-along sale as determined by the Dragging Stockholders and other specified criteria as stated in the voting agreement.

Summary of Preferred Stock Transactions

During the six months ended June 30, 2020 and the year ended December 31, 2019, the Company amortized discounts on preferred stock to additional paid-in capital of $4,562 and $66,420, respectively. The discounts were the result of placement fees paid in connection with the issuance of the preferred stock.

As of December 31, 2019, future annual accretion of preferred stock to the potential redemption value is as follows:

Year Ending December 31,

2020	$5,035
$5,035

As of December 31, 2019, the future amount to be potentially redeemed on January 6, 2025 is as follows:

Series-A	$564,745
Series A-1	3,144,502
Series A-2	3,847,129
$7,556,376

Note 12 – Common Stock

On January 31, 2017, the Company filed its Third Amended and Restated Articles of Incorporation to create and authorize 6,000,000 shares of a new class of non-voting common stock called Class B Common.

On January 31, 2017, the Company participated in a 1-for-700 forward stock split. The financial statements have been retroactively restated to reflect this forward stock split.

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During the year ended December 31, 2017, the Company sold 1,297,042 shares of Class B common stock for net proceeds of $1,071,044 in offerings conducted pursuant to Regulation Crowdfunding and Regulation A of the Securities Act.

During the year ended December 31, 2018, the Company sold 1,871,615 shares of Class B common stock for net proceeds of $1,988,210 in an offering conducted pursuant to Regulation A of the Securities Act.

On December 12, 2018, the Company filed a Certificate of Incorporation in the state of Delaware effective January 1, 2019. Subsequent to December 31, 2018, the Delaware corporation became the parent Company of the Company. The par value of each class of stock is $0.001 per share. The total number of shares which the corporation is authorized to issue is 50,066,120 shares. The number of shares of common stock authorized to be issued is 36,000,000 shares. The Company reflected the addition of the $0.001 par value to the Class A and B common stock for all periods presented.

In the first quarter of 2019, the Company sold 8,273 shares of Class B common stock for net proceeds of $12,685 in an offering conducted pursuant to Regulation A of the Securities Act.

In the third quarter of 2019, the Company offered shareholders a chance to exercise their options and warrants at a 10% discount to the exercise price. On September 2019, the Company sold Class A common stock to shareholders who elected to exercise their options and warrants for net proceeds of $281,749. This constituted a modification of the original valuation thus the Company recorded an additional $60,963 to reflect the change in fair market value of modification.

On November 14, 2019, the Company commenced an offering pursuant to Regulation Crowdfunding (“Regulation CF”) under the Securities Act on a funding portal operated by StartEngine Capital, LLC (“StartEngine”). In the fourth quarter of 2019, the Company sold 1,171,860 shares of Class A common stock for net proceeds of $956,324. A deposit hold of $58,023 was held at December 31, 2019. Of that hold $20,896 was reclassed as a subscription receivable within stockholders’ deficit on the balance sheet. The remaining deposit hold of $37,127 was reclassed to other current assets as of December 31, 2019 as it was released in February 2020. As part of compensation for services provided by StartEngine, the Company was obligated to issue shares of Common Stock A for 2% of the amount raised in equity or securities at the same rate as the offering. As of December 31, 2019, the shares had not been issued and as such the Company recorded $21,400 to common stock to be issued on the balance sheet. The Company paid fees to StartEngine of $5,000 primarily for SEC filing costs and compliance review. The Company also paid platform service fees and commissions associated with the 2019 Reg CF round for a total of $51,907.

In the first and second quarter of 2020, the Company sold 62,764 shares of Class A common stock, including 21,372 shares issued to StartEngine for 2% of amount raised in equity for compensation of services provided, for net proceeds of $13,924. A deposit hold of $2,082 was reclassed to subscription receivable. The Company paid escrow fees of $4,411 for the offering. As of June 30, 2020, a deposit hold of $18,568 remained, which was released on July 28, 2020.

On January 6, 2020, the Company filed an Amended and Restated Certificate of Incorporation with the State of Delaware to consolidate the outstanding Class A Common Stock and Class B Common Stock into a single class of Common Stock (Class A) with the same voting rights as the existing Class A Common Stock. The number of shares of common stock authorized to be issued is 36,000,000 shares.

On March 31, 2020, the Company commenced an offering pursuant to Regulation A under the Securities Act (the “Offering”), pursuant to which it is offering to sell up to 12,000,000 shares of its Class A Common Stock, at a price of $1.00 per share. The Company intends to utilize the net proceeds from the Offering for inventory, purchase order deposits for inventory, tooling and other upfront costs associated with inventory production and general working capital; although there can be no assurances to what extent the Offering will be subscribed. As of June 30, 2020, the Company sold shares of 305,444 for net proceeds of $195,688 from the Offering. A deposit hold of $16,879 was reclassed to subscription receivable. The Company paid fees to StartEngine of $15,000 for services provided prior to commencing. Other fees include a 7% commission fee based on dollar amount received from investors and 5% commission paid in warrants for shares with the same terms as the Offering. As of June 30, 2020, the Company is obligated to issue 15,272 in warrants to StartEngine in connection with the Offering.

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Note 13 – Stock Warrants

At various times during 2017, the Company issued 216,779 Series A-2 Preferred Stock warrants in connection with the loan payable (See Note 6). The warrants have an exercise price of $0.0143 per share and expire ten years after issuance.

At various times during 2018, the Company issued 263,298 Series A-2 Preferred Stock warrants in conjunction with the loan payable (See Note 6) and Series A-2 preferred stock purchase agreements (See Note 11). The warrants have an exercise price of $0.0143 and $1.75 per share, respectively, and expire ten years after issuance.

In the first quarter of 2019, the Company issued 360,170 Series A-2 Preferred Stock warrants in conjunction with the loan payable (See Note 6). The warrants have an exercise price of $0.0143 and expire in ten years after issuance.

In 2018 and 2019, the Company issued common stock warrants in conjunction with IPO Bridge Notes. The warrants were measured at fair market value at each reporting period. The Company uses the Black-Scholes pricing model to determine the estimated fair price of the warrants. For the year ended December 31, 2019, the Company recognized a liability of $870,235, which represented the estimated fair market value of the warrants. (See Note 9) On December 31, 2019 the warrant amount was no longer variable and as such, $870,235 was reclassified from Common Stock Warranty Liability to Additional Paid-in Capital. On January 6, 2020, the note holders elected to convert all amounts due into Series AA Preferred Stock. Thus, the Company has reflected the IPO Bridge Notes and accrued interest as a long-term liability as of December 31, 2019.

The Company calculated the estimated fair value of each Series A-2 Preferred Stock and common stock warrants on the date of grant and at December 31, 2019 using the following assumptions for the year ended December 31, 2019.

Weighted average variables in accordance with the Series A-2 Preferred Stock warrants:

December 31, 2019

Expected life of preferred stock warrants	3.0
Expected stock price volatility	47.00%
Annual rate of quarterly dividends	0.00%
Risk free rate	2.01%

Weighted average variables in accordance with the common stock warrants:

December 31, 2019

Expected life of common stock warrants	2.00
Expected stock price volatility	47.00%
Annual rate of quarterly dividends	0.00%
Risk free rate	2.46%

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The following table summarizes warrant activity:

	Number of Warrants	Weighted Avg Exercise Price	Weighted Avg Remaining Years

Outstanding as of December 31, 2017	2,594,679	$0.16	8.47

Granted	263,298	0.06

Outstanding as of December 31, 2018	2,857,977	0.15	8.55

Exercised	(621,600)	0.31
Granted	360,170	0.01

Outstanding as of December 31, 2019	2,596,547	$0.09	9.41

Note 14– Stock Option Plan

The Company’s 2015 Equity Incentive Plan (the “Incentive Plan”) permits the grant of incentive and nonqualified stock options for up to 1,746,500 shares of common stock. As of December 31, 2019, there were 128,830 shares available for issuance under the Plan. Key employees, defined as employees, directors, non-employee directors and consultants, are eligible to be granted awards under the Plan. The Company believes that such awards promote the long-term success of the Company.

During 2019 and 2018, the Company issued 105,000 and 505,000, respectively, stock options to the board of directors, employees and consultants, which have various vesting terms.

For the six months ended June 30, 2020 and 2019, the Company recognized $3,709 and 64,265, respectively, of stock compensation expenses related to stock options. The total stock-based compensation was recognized in sales and marketing expenses in the amount of $0 and $12,468, respectively, and general and administrative expenses in the amount of $3,709 and $51,797, respectively.

The Company calculated the estimated fair value of each stock option on the date of grant using the following weighted average assumptions for the year ended December 31, 2019:

December 31, 2019
Expected life of options	7.00
Expected stock price volatility	47.00%
Annual rate of quarterly dividends	0.00%
Risk free rate	2.25%

The Company estimated the fair value of the options using the Black-Scholes option-pricing model. Expected lives were determined using the simplified method, except non-employee options.

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The following table summarized option activity:

	Number of Options	Weighted Avg Exercise Price	Weighted Avg Remaining Years

Outstanding as of December 31, 2017	1,907,670	$0.35	8.05

Forfeited	(144,900)	0.02
Exercised	(35,000)	0.02
Granted	505,000	1.25

Outstanding as of December 31, 2018	2,232,770	0.58	8.60

Forfeited	(37,500)	1.25
Exercised	(561,100)	0.16
Granted	105,000	1.25

Outstanding as of December 31, 2019	1,739,170	0.74	9.44

Outstanding as of December 31, 2019, vested	1,373,545	$0.32	6.37

Note 15 – Withdrawn Public Offering

On August 6, 2019, the Company filed a registration statement on Form S-1 (File No. 333-233036) with the Commission as part of its plan to conduct an IPO to raise funds for its operations. In order to effect the offering, the Company intended to effect a reorganization of its capital stock. On November 7, 2019, due to then-current unfavorable market conditions and the lack of institutional support for IPO at that time, the Company requested that the Commission consent to the withdrawal of the registration statement effective as of that date. As a result, the reorganization that was planned as part of the anticipated public offering that would have created Class C Common Stock and significantly altered the nature of the existing Class A Common Stock did not take place. The Company reorganized its common stock in January 2020. (See Note 12)

Note 16 – Retirement Plan

The Company has a 401(k) Plan (the “Plan”) covering employees who meet eligibility requirements. Employees are eligible to contribute any amount of their earnings, up to the annual federal maximum allowed by law. The employer contributions to the 401(k) plan are determined on a yearly basis at the discretion of Management. The Company contributed approximately $60,000 and $56,000 to the Plan during the six months ended June 30, 2020 and 2019, respectively.

Note 17 – Major Suppliers and Customers

For the six months ended June 30, 2020, purchases from three suppliers represented approximately 98% of total inventory purchases. As of June 30, 2020, approximately $1,100,000 or 33% of accounts payable was due to these suppliers. For the year ended December 31, 2019, purchases from three suppliers represented approximately 88% of total inventory purchases. As of December 31, 2019, approximately $1,400,000 or 44% of accounts payable was due to these suppliers.

The Company is not subject to customer concentration as a majority of its revenue is derived from website sales (direct-to-consumer).

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Note 18 – Income Taxes

The Company's current tax liability consists of minimum amounts payable of $800 to the state of California and are included within general and administrative expense on the statements of operations.

The Company’s net deferred tax assets at December 31, 2019 and 2018 is approximately $5,923,000 and $3,830,000, respectively, which primarily consists of net operating loss carry forwards and various accruals. As of December 31, 2019, and 2018, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine, would more likely than not be realized. During the years ended December 31, 2019 and 2018, the Company valuation allowance increased by approximately $2,093,000 and $1,654,000, respectively.

At December 31, 2019, the Company had federal net operating loss carry forwards of approximately $18,714,000 and state net operating loss carry forwards of $18,536,000. The federal and California net operating losses expire on various dates through 2036.

The difference between the effective tax rate and the stated tax rate is primarily due to a full valuation allowance on the net deferred tax assets.

Federal income tax laws limit a company’s ability to utilize certain net operating loss carry forwards in the event of a cumulative change in ownership in excess of 50%, as defined under Internal Revenue Code Section 382. The Company has completed numerous financing transactions that have resulted in changes in the Company’s ownership structure. The utilization of net operating loss and tax credit carry forwards may be limited due to these ownership changes.

At December 31, 2017, the applicable federal and state rates used in calculating the deferred tax provision was 21% and 8.84%, respectively. The Tax Cuts and Jobs Act reduced the federal corporate tax rate used in calculating the deferred income tax liability from 35% to 21%, as a result the Company has adjusted its deferred income tax liabilities for this reduction. This resulted in a one-time reduction of approximately $478,000 to the net deferred tax assets and corresponding valuation for the year ended December 31, 2017.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction.  The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods starting in 2014.  The Company currently is not under examination by any tax authorities.

Note 19 – Commitments and Contingencies

Operating leases – The Company leases its office facility for a monthly rent of approximately $11,000. Total rent expense for the six months ended June 30, 2020 and 2019 was approximately $64,800 and $62,604, respectively. On March 10, 2020, the lease was renewed through March 31, 2021.

Capital leases – In April and August 2015, the Company entered into two leases for vehicles. The leases were considered to be capital leases, thus $78,156 representing the cost of vehicles, was recorded as an asset. The leases are payable in monthly payments ranging from $958 to $988 and have imputed interest rates ranging from 7.99% to 9.79% and are secured by the equipment being leased. The leases expire at dates ranging from March 2019 to July 2019. As of the year ended December 31, 2019, the balance outstanding was paid in full.

Warranty – Our product warranties are expensed as incurred. Due to their immateriality we do not maintain a warranty reserve. We continue to monitor our warranty cost and their impact on our business.

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Deferred Compensation – On July 23, 2016, the Company entered into an employment agreement with Ronald Wilson, the CEO, that entitled him to a deferred compensation in the amount of 25% of his annual base salary. The deferred compensation will be deferred until such time as Mr. Wilson is no longer employed by the Company or payment is agreed upon by the board of directors. On April 23, 2020, the CEO separated from the company.  A separation agreement was reached in June 2020 with the following terms: (1) total gross amount of $50,000 paid within one business day after Mr. Wilson executed the agreement; (2) total gross amount of $50,000 paid within seven business days of effective date; (3) $100,000 shall be deemed paid in form of 200,000 shares of Series AA Preferred Stock at $0.50 per share; (4) total gross amount of $200,000 paid in twelve cash payments of $16,666.67 on a monthly basis. In June 2020, the Company had accrued liabilities of $400,000 of deferred compensation per Mr. Wilson’s agreement. As of June 30, 2020, $100,000 was paid in cash to Mr. Wilson as part of the agreement. Deferred compensation expense for the six months ended June 30, 2020 was $233,048.

Contingencies – As a manufacturer of consumer products, the Company has exposure to California Proposition 65, which regulates substances officially listed by California as causing cancer, birth defects, or other reproductive harm. The regulatory arm of Proposition 65 that relates to the Company prohibits businesses from knowingly exposing individuals to listed substances without providing a clear and reasonable warning. All Companies in California are subject to potential claims based on the content of their products sold. The Company is not currently subject to litigation matters related to the proposition. While there is currently not an accrual recorded for this potential contingency, in the opinion of management, the amount of ultimate loss with respect to these actions will not materially affect the financial position or results of operations of the Company.

The apparel industry is subject to laws and regulations of federal, state and local governments. Management believes that the Company is in compliance with these laws. While no regulatory inquiries have been made, compliance with such laws and regulations can be subject to future review and interpretation, as well as regulatory actions unknown or asserted at this time.

From time to time, the Company is involved in a variety of legal matters that arise in the normal course of business. Based on information available, the Company evaluates the likelihood of potential outcomes. The Company records the appropriate liability when the amount is deemed probable and reasonably estimable. No allowance for loss or settlement has been recorded at June 30, 2020 and December 31, 2019.

In response to the opposition to our application to register our original icon logo bearing Serial No. 85837045 (the “Logo”), the Trademark Trial and Appeal Board (“TTAB”) determined that the Logo could potentially cause confusion in the marketplace with another mark; and as a result, determined that the U.S. Patent and Trademark Office (“USPTO”) should reject registration of the Logo. We filed an appeal to the TTAB decision with the Federal Circuit Court of Appeals, which the Federal Circuit ruled was properly before that court and not in district court after our filing of a motion for reconsideration. On February 20, 2018, we filed our principal brief with the Federal Circuit Court of Appeals, and on April 16, 2018, we filed the reply to the opposer’s answer to our brief. Oral arguments were held at the United States Court of Appeals for the Federal Circuit on January 7, 2019. On August 1, 2019, the Federal Circuit Court of Appeals affirmed the TTAB ruling. Although we no longer utilize this icon logo mark (phased out during 2017), we remain committed to defend all of our intellectual property aggressively.

The opposing party, Hybrid Athletics, LLC (“HA”), also filed a civil action in the U.S. District Court for the District of Connecticut on October 23, 2017, seeking damages and alleging, among other claims, federal and common law trademark infringement, false designation of origin and unfair competition, unfair competition under the Connecticut Unfair Trade Practices Act, and unjust enrichment.

On November 26, 2019, the U.S. District Court in this matter awarded sanctions against HA for their destruction of potentially relevant evidence. If the case goes to trial, the jury will be instructed by the presiding Judge that they may assume, in their deliberations, that any evidence destroyed by HA’s sole owner Robert Orlando may have been potentially relevant and unfavorable to HA’s case against HYLETE.

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On December 12, 2019, we answered HA’s complaint and filed counterclaims, which seeks declaratory judgment of our ownership of our trademarks, and our non-infringement of the HA marks at issue, as well as cancellation of HA’s marks on various grounds. This counterclaim, in part, incorporates the arguments made in our petition for cancellation of HA’s registered word mark in International Class 025 and bearing Registration No. 4,609,469, which was filed with the TTAB on July 13, 2018, but has been suspended pending resolution of the U.S. District Court matter.

In this matter, the schedule was originally set with dispositive motions are due on May 22, 2020. Any responses would have been due on June 19, 2020, and any replies to any responses would have been due by July 10, 2020. The court was to hold oral argument on any dispositive motions on July 28, 2020. If the case had not been dismissed prior, the trial would have begun in early October of 2020. The COVID-19 crisis has caused this schedule to shift out to late 2020 or early 2021.

On December 30, 2019, HYLETE filed suit against HA and Rob Orlando in U.S. District Court for the Southern District of California, asserting fraudulent procurement of HA’s registered wordmark in International Class 025 and bearing Registration No. 4,609,469; cancellation of such mark; violations of the Federal Lanham Act, California’s Unfair Competition Law, and Connecticut’s Unfair Trade Practices Act; and tortious interference with HYLETE’s prospective economic advantage. This legal action is no longer active as of June 30, 2020

We believe that the strength of our claims will lead to a positive outcome for us regarding the associated cases involving HA and Robert Orlando.

At the time of our alleged advertising injury to HA, we had a policy with Farmers Insurance that we believe covered us for up to $2 million in legal reimbursements. We tendered the U.S. District Court claims to our carrier within days of the case’s commencement. Although the carrier indicated an initial willingness to settle, we were not able to come to a negotiated resolution that we deemed fair. As a result, we filed a complaint on May 16, 2019, in the San Diego County District Court against the insurance carrier, seeking a declaratory judgment regarding the carrier’s duty to defend, as well as claims for breach of contract, specific performance and bad faith. On March 10, 2020, the Superior Court of California, County of San Diego granted the Company’s motion for summary adjudication against Farmers Insurance. Farmers Insurance then filed a petition for peremptory or alternative writ of mandate and a request for immediate stay. This request was read and considered by the Court of Appeal and the petition and request were denied on April 16, 2020. To date we have received reimbursement of legal fees of $574,419 from Farmers. We believe that we had proper coverage under our policy with the carrier and that they are financially responsible for the remainder of our defense costs in the U.S District Court case.

The Company entered into an engagement letter calling for the execution of an underwriting agreement for an anticipated IPO. The Company agreed to grant the underwriters an option, exercisable within 45 days after the closing of the anticipated offering, to acquire up to an additional 15% of the total number of shares to be offered in the anticipated offering on the same terms as the other shares publicly offered. The shares were to be purchased at a discount of 7% of the public offering price. In addition, the Company agreed to reimburse the underwriters for accountable expenses incurred in connection with this transaction. As of December 31, 2019, the Company paid $57,755 and accrued an additional $50,000, all of which has been recorded as an expense to Withdrawal of IPO. The Company also agreed to reimburse the underwriters for legal fees of $125,000, which has been accrued by the Company and recorded as an expense to Withdrawal of IPO.

Note 20 – Subsequent Events

Consulting Agreements and Series AA Preferred Stock

On June 15, 2020, Matt Paulson separated from the Company but will continue as a member of the Company’s board of directors. The Company has signed a consulting agreement with Matt Paulson for one year from the effective date of this agreement with a monthly consulting fee of $8,333.33. Subsequent to the date of this report, the Company has paid Matt Paulson $50,000 in the form of 100,000 shares of Series AA Preferred Stock at $0.50 per share. Subsequent to the date of this report, the Company has also paid Mr. Wilson $100,000 in the form of 200,000 shares of Series AA Preferred Stock at $0.50 per share in association with the separation agreement detailed in Note 19 above.

Regulation A Raise

Subsequent to June 30, 2020, the Company sold 204,737 shares of Class A common stock for gross proceeds of $204,737 from the Offering.

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Stock Options

In July 2020, The Company’s board of directors voted to increase the number of available options by 1,000,000 to grant 877,000 shares to employees.

The Company has evaluated subsequent events that occurred after June 30, 2020 through the issuance date of these financial statements. There have been no other events or transactions during this time that would have a material effect on these financial statements, other than those disclosed above.

Item 4. Exhibits

2.1	Amended and Restated Certificate of Incorporation (2)
2.2	Bylaws (3)
2.3	First Amendment to Bylaws (4)
3.1	Investor Rights Agreement dated as of July 16, 2015 (5)
3.2	Voting Agreement dated as of July 16, 2015 (6)
3.3	Right of First Refusal and Co-Sale Agreement dated as of July 16, 2015, as amended June 14, 2017 (7)
3.4	Form of Series A-2 Preferred Stock Warrant (8)
3.5	Form of Series A-2 Preferred Stock Warrant (Black Oak)
3.6	Form of Class A Stock Warrant (9)
3.7	Form of Class A Bond (10)
4	Form of Subscription Agreement (11)
6.1	First amended and restated senior credit agreement dated July 28, 2017, between HYLETE, Inc., certain stockholders of HYLETE, Inc., Black-Oak-HYLETE-Senior-Debt, LLC, and HYLETE-Senior Debt, LLC. (12)
6.2

Amendment no. 6 to First Amended and Restated Senior Credit agreement, dated March 10, 2020, among HYLETE, Inc., Black-Oak-Senior Debt, LLC, HYLETE-Senior-Debt, LLC, and Black Oak-HYLETE-Senior Debt 2, LLC

6.3	Employment agreement dated June 13, 2019, by and between HYLETE, Inc. and Adam Colton (13)
6.4	Form of Option Award Agreement (14)
6.5	2015 Equity Incentive Plan (15)
6.6	Lease between Solana Partners, L.P., and HYLETE, Inc., dated November 13, 2013, as amended by the Fourth Lease Amendment dated February 24, 2018 (16)
6.7	Asset Purchase agreement dated May 31, 2018, between GRACEDBYGRIT, Inc., and HYLETE, Inc. (17)
6.8	Form of Loan Conversion Agreement dated January 6, 2020 (18)
6.9	Sixth Lease Amendment with Solana Partners, L.P. dated March 5, 2020 (19)
6.10	Separation Agreement and General Release of All Claims between the Company and Ronald Wilson dated June 14, 2020 (20)
6.11	Separation Agreement and General Release of All Claims between the Company and Matthew Paulson dated June 15, 2020.
8	Form of Escrow Agreement (21)

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______________________

(2)	Filed as an exhibit to the HYLETE, Inc. Current Report on Form 1-U filed on February 13, 2020 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316820000463/hylete_ex0201.htm
(3)	Filed as an exhibit to the HYLETE, Inc. Annual Report on Form 1-K filed on April 30, 2019 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316819001258/hylete-ex0203.htm
(4)	Filed as an exhibit to the HYLETE, Inc. Current Report on Form 1-U filed on February 13, 2020 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316820000463/hylete_ex0202.htm
(5)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) filed on September 1, 2017 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0301.htm
(6)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) filed on September 1, 2017 and incorporated herein by reference. Available at, http://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0302.htm
(7)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) filed on September 1, 2017 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0303.htm
(8)	Filed as an exhibit to the HYLETE, Inc. Registration Statement on Form S-1 (Commission File No. 333-233036) filed on September 30, 2019 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316819003081/hylete_ex0402.htm
(9)	Filed as an exhibit to the HYLETE, Inc. Registration Statement on Form S-1 (Commission File No. 333-233036) filed on September 30, 2019 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316819003081/hylete_ex0403.htm
(10)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10817) filed by March 12, 2018 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316818000635/hylete_1a-ex0301.htm
(11)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11158) filed on March 27, 2020, and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1599738/000168316820000867/hylete_ex0400.htm
(12)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) filed on September 1, 2017 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0601.htm
(13)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) filed on September 1, 2017 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0605.htm,
(14)	Filed as an exhibit to the HYLETE, Inc. Registration Statement on Form S-1 (Commission File No. 333-233036) filed on September 30, 2019 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316819003081/hylete_ex109a.htm
(15)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10736) filed on September 1, 2017 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316817002286/hylete_1a-ex0607.htm

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(16)	Filed as an exhibit to the HYLETE, Inc. Annual Report on Form 1-K filed on April 23, 2018 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316818001060/hylete_1k-ex0608.htm
(17)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10817) filed on March 12, 2018 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1599738/000168316818001639/hylete_ex0601.htm
(18)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11158) filed on March 27, 2020, and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1599738/000168316820000547/hylete_ex0619.htm
(19)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11158) filed on March 27, 2020, and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1599738/000168316820000867/hylete_ex0620.htm
(20)

Filed as an exhibit to the Current Report on Form 1-U of HYLETE, Inc. filed on June 19, 2020, and incorporated herein by reference. Available at (https://www.sec.gov/Archives/edgar/data/1599738/000168316820001996/hylete_1uex0621.htm).

(21)	Filed as an exhibit to the HYLETE, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11158) filed on March 27, 2020, and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1599738/000168316820000547/hylete_ex0800.htm

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Solana Beach, California, on September 23, 2020.

HYLETE, Inc.

By /s/ James Caccavo

James Caccavo, Interim Chief Executive Officer

HYLETE, Inc.

This report been signed by the following persons in the capacities and on the dates indicated.

/s/ James Caccavo

James Caccavo, Interim Chief Executive Officer, Director

Date: September 23, 2020

/s/ Adam Colton

Adam Colton, Principal Financial Officer, Principal Accounting Officer

Date: September 23, 2020

/s/ Matthew Paulson

Matthew Paulson, Director

Date: September 23, 2020

/s/ Darren Yager

Darren Yager, Director

Date: September 23, 2020

/s/ Kate Knowlan

Kate Knowlan, Director

Date: September 23, 2020

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